FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of Notice of the 137th Ordinary General Meeting of Shareholders.

2.	Translation of Report on the Matters Reported and Resolutions Adopted at the 137th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: July 5, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

June 1, 2006

Notice of the 137th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 137th Ordinary General Meeting of Shareholders of Hitachi, Ltd. (local code: 6501; the “Company”) to be held as follows:

1. Date	Tuesday, June 27, 2006 at 10:00 a.m.

2. Location	Higashi-Ochanomizu Building

29, Kanda-Awajicho 2-chome, Chiyoda-ku, Tokyo

3. Agenda

Reporting Matters

(1)	Report on the Business Report, the Statement of Operations and the Appropriation of Retained Earnings for the 137th Business Term (from April 1, 2005 to March 31, 2006), the Balance Sheet as of March 31, 2006 and the repurchase of the Company’s own shares

(2)	Report on the Consolidated Balance Sheet as of March 31, 2006, the Consolidated Statement of Operations for the 137th Business Term (from April 1, 2005 to March 31, 2006), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

Matters to Be Resolved

Item	No. 1 Amendment to the Articles of Incorporation

Item	No. 2 Election of 14 Directors due to expiration of the term of office of all Directors

Very truly yours,

Kazuo Furukawa
President

The Business Report, the Balance Sheet, the Statement of Operations, the Appropriation of Retained Earnings, the Transcripts of Audit Reports, the Consolidated Balance Sheet and the Consolidated Statement of Operations to be provided along with the Notice of the General Meeting of Shareholders, reference information regarding exercise of right to vote on resolutions and the substance of agenda Item No. 1 is included in the following pages. The Transcripts of Audit Reports on the Consolidated Financial Statements are also included in the following pages.

In the event the Business Report, the Balance Sheet, the Statement of Operations, the Appropriation of Retained Earnings or the Consolidated Financial Statements need to be modified after the dispatch of this notice, the Company will post such modification on its website (http://www.hitachi.co.jp/).

Total number of voting rights                                                                  3,295,465 (As of March 31, 2006)

Matters to Be Resolved

    Item No. 1 Amendment to the Articles of Incorporation

In response to the enactment of relevant laws and regulations (May 1, 2006), including the Company Law (Law No. 86-2005), the Enforcement Regulations of the Company Law (Ordinance No. 12-2006 of the Ministry of Justice) and the Regulations for Corporate Accounting (Ordinance No. 13-2006 of the Ministry of Justice), the Board of Directors now proposes the following amendments in the Articles of Incorporation of the Company:

1. Adoption of systems newly created under the Company Law

(1)	Less-than-one-unit shareholders hold only rights of receiving economic benefit such as receiving distribution of surplus because less-than-one-unit shares can be sold by exercising the right to repurchase of them at any time and there are no statutory voting rights of the General Meeting of Shareholders (Article 9 in the proposed amendment).

(2)	In order to promote fuller disclosure of information in connection with the General Meetings of Shareholders such as reference documents and other relevant information, an article which allows the Company to post such information to the website of the Company will be provided (Article 14 in the proposed amendment).

(3)	In accordance with the Company’s customary practice and to facilitate the smooth proceeding of the General Meetings of Shareholders, each proxy chosen to exercise voting rights shall be an individual selected from among the Company’s shareholders (Article 15 in the proposed amendment).

(4)	In order to be able to respond in a timely manner to a truly emergency situation where quick actions are necessary, a system shall be adopted in which matters requiring resolutions by the Board of Directors may be resolved without having a meeting if all directors express unanimously their consent or approval in writing or other method on such matters, and resolutions adopted by such method will be deemed effective resolutions of the Board of Directors (Article 22 in the proposed amendment).

(5)	The term of office of Executive Officers shall expire on the last day of the business year that ends within one year from their election so that their office term coincides with the period of the business year of the Company (Article 27 in the proposed amendment).

2. Amendment of provisions in the Articles of Incorporation in response to the enactment of the Company Law

(1)	The structure of the Company as a corporation that maintains statutory Committees shall be clearly stated in accordance with the purpose of the Company Law (Article 3 in the proposed amendment).

(2)	The provisions related to the transfer agent in respect of debentures (Article 9 in the present Articles of Incorporation), the convening of a General Meeting of Shareholders (Article 13 in the present Articles of Incorporation) and minutes (Article 17 in the present Articles of Incorporation) shall be deleted and such matters shall henceforth be handled in accordance with the provisions in the applicable law.

3. Change in reference to statutory provisions and change in wording

(1)	References to the provisions of the former Commercial Code shall be changed such as referencing to the corresponding provisions in the Company Law, etc. (Articles 16, 23 and 29, Supplementary Provisions Articles 1 and 2 in the proposed amendment). Article 23 and Article 29 in the proposed amendment purport to exempt Directors and Executive Officers from liabilities caused by their conduct taken before the enactment of the Company Law.

(2)	Certain words defined in the former Commercial Code shall be changed to words defined in the Company Law (Articles 5, 6, 8, 9, 19, 31 and 33 in the proposed amendment).

(3)	In addition, some expressions and wording shall be changed, some Articles shall be moved or reorganized, and other general structure of the document shall be reorganized, aiming at clarifying the content of the Articles of Incorporation of the Company under the provisions of the Company Law.

(4)	Changes proposed in (1) to (3) shall give no substantial effect on the contents of the Articles of Incorporation.

It should be noted that revisions to the provision regarding the organs of the Company except Executive Officers (Article 3), issue of share certificates (Article 7), the provision regarding appointment of an administrator of shareholders’ register (Article 10), and the provision regarding decision on matters, including distribution of surplus, by resolution of the Board of Directors without resolution at a General Meeting of Shareholders (Article 32) of the Article of Incorporation of the Company shall have become effective as of May 1, the date of enactment of the Company Law, in accordance with provisions regarding transitional measures stipulated in the Law Regarding Creation of Relevant Laws in Response to the Enactment of the Company Law (Law No. 87-2005).

(Underlined sections will be amended.)

Present Articles of Incorporation	Proposed Amendment

Article 3. (Provision of company which adopts the Committee System)

The Company shall subject itself to the special exceptions as provided for in Chapter II, Section 4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha (the “Special Exceptions Law”) of Japan.

Article 3. (Company adopting Committee Systems) The Company shall have the Board of Directors, Committees, Accounting Auditors and Executive Officers.

Article 5. (Method of giving public notices)

The public notices of the Company shall be given by electronic public notices; provided, however, if the Company cannot give public notices by electronic public notices because of accidents or any other inevitable cause, the public notices shall be given by publication in the Nihon Keizai Shimbun.

Article 5. (Method of public notices)

The method of public notices of the Company shall be given by electronic public notices; provided, however, that if the Company is prevented from giving such public notices in the form of electronic media due to accidents or other causes beyond its control, public notices of the Company shall be given by publication in the Nihon Keizai Shimbun.

Article 6. (Total number of shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be 10,000,000,000 shares; provided, however, that in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized.

Article 6. (Total shares authorized to be issued) The total shares authorized to be issued by the Company shall be 10,000,000,000 shares.
(New provision)	Article 7. (Issue of share certificates) The Company shall issue share certificates for its shares.

Article 7. (Repurchase of its own shares)

The Company may repurchase its own shares by resolution of the Board of Directors pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.

(Delete)

Article 8. (Number of shares to constitute one unit, etc.)

The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.

The Company shall not issue share certificates evidencing less-than-one-unit shares.

Article 8. (Number of shares per one unit, etc.)

The number of shares per one unit of shares of the Company shall be 1,000 shares.

The Company shall not issue a share certificate for less-than-one-unit shares.

Present Articles of Incorporation	Proposed Amendment

Any shareholder (including beneficiary; the same applies hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

Article 9. (Rights regarding less-than-one-unit shares)

Any shareholder (including beneficiary; the same applies hereafter), who holds less-than-one-unit shares of the Company, shall have no right to exercise other than those stipulated below regarding such less-than-one-unit shares.

1. Rights listed in items of Article 189, paragraph 2 of the Company Law;

2. Rights to receive allotment of share offering to shareholders and allotment of share purchase warrants; and

3. Rights specified in these Articles of Incorporation

Any less-than-one-unit shareholder of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

Article 9. (Transfer agent)

The Company shall have a transfer agent in respect of shares.

The share register, the beneficiaries’ record and the register of loss of share certificates of the Company shall be kept at the business office of the transfer agent.

The transfer agent mentioned in the first paragraph shall handle for the Company the registration of the transfer of shares and other business relating to shares.

The provisions of the foregoing paragraphs shall apply with respect to debentures.

Article 10. (Administrator of shareholders’ register) The Company shall have an administrator of its shareholders’ register.

Article 10. (Share Handling Regulations)

In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders, reissue of share certificates, handling of exercise of voting rights and other rights of shareholders by electromagnetic methods and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Executive Officer authorized by the Board of Directors.

Article 11. (Regulations on Handling of Shares, etc.)

In addition to what is provided in laws, regulations or these Articles of Incorporation, handling of exercise of rights as shareholders of the Company, any other matters relating to the handling of shares and share purchase warrants and fees related thereto shall be governed by the Regulations on Handling of Shares, etc. established by the Executive Officer authorized by the Board of Directors.

Article 11. (Provisional address or agent of shareholders, etc., residing abroad)

Shareholders, pledgees or their legal representatives residing in foreign countries shall establish their provisional addresses or appoint their agents, in Japan, and shall notify such addresses or agents in accordance with the Share Handling Regulations. The same shall apply in case of a change occurring in these matters.

(Delete)

Present Articles of Incorporation	Proposed Amendment

Article 12. (Record date)

The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term.

In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a certain date and hour as the shareholders or pledgees entitled to exercise their rights.

(Delete)

Article 13. (Convening)

An ordinary General Meeting of Shareholders shall be convened within three months next following the date of closing of accounts of each year and an extraordinary General Meeting of Shareholders shall be convened whenever necessary, in a ward, or ku of Tokyo by the President in accordance with the resolution of the Board of Directors. If the President is prevented from discharging his duties, such meeting shall be convened by another Executive Officer in the order previously fixed by the Board of Directors.

(Delete)
(New provision)

Article 12. (Record date for the purpose of the Ordinary General Meeting of Shareholders)

The Company shall regard the shareholders registered as of the last date of each business year as shareholders entitled to exercise the rights of shareholders at the Ordinary General Meeting of Shareholders for such business year.

Article 14. (Chairmanship)

Chairmanship of a General Meeting of Shareholders shall be assumed by the President. If the President is prevented from discharging his duties, another person shall act as such chairman in the order previously fixed by the Board of Directors.

Article 13. (Chairmanship)

Chairmanship of a General Meeting of Shareholders shall be assumed by the President. If the President is prevented from discharging his duties, another person shall act as such chairman in the order previously fixed by the resolution of the Board of Directors.

(New provision)

Article 14. (Website disclosure of reference documents for the General Meeting of Shareholders, etc.)

As provided for in the applicable laws, it is deemed that the Company provided reference documents for the General Meeting of Shareholders, financial statements and consolidated financial statements (including auditor’s report and Accounting Auditor’s report for those consolidated financial statements), as well as other information required to be included or presented in the business report of the Company to its shareholders by posting them on its website on the Internet.

Present Articles of Incorporation	Proposed Amendment

Article 15. (Exercise of voting rights by proxy)

Shareholders or their legal representatives may exercise their voting rights by proxy; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

In the case mentioned in the preceding paragraph, a document showing the power of representation shall be submitted to the Company in advance.

Article 15. (Exercise of voting rights by proxy)

A shareholder may appoint a proxy who exercises such shareholder’s voting rights on behalf of such shareholder; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

In the case mentioned in the preceding paragraph, a document certifying the power of representation shall be submitted to the Company in advance.

Article 16. (Method of adopting resolutions)

Unless otherwise provided by laws, regulations or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.

Any resolution as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third or more of the voting rights of all the shareholders shall be present, by a majority of two-thirds or more of the voting rights of the shareholders so present.

Article 16. (Method of adopting resolutions)

Unless otherwise provided by laws, regulations or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders who are present in such meeting and are entitled to vote.

Any resolution as provided for in Article 309, paragraph 2 of the Company Law shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third or more of the voting rights of all the shareholders shall be present, by a majority of two-thirds or more of the voting rights of the shareholders who are present in such meeting and are entitled to vote.

Article 17. (Minutes)

With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared entering or recording therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman, the Directors and the Executive Officers present have affixed their names and seals or their electronic signatures thereto.

(Delete)
Article 18. (The presentation of text is omitted here.)	Article 17. (The presentation of text is omitted here.)

Article 19. (Election)

For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of all the shareholders shall be required at the General Meeting of Shareholders.

Resolutions under the preceding paragraph shall not be made by cumulative voting.

Article 18. (Election)

For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of shareholders who are entitled to vote shall be required at the General Meeting of Shareholders.

Resolutions under the preceding paragraph shall not be made by cumulative voting.

Article 20. (Term of office)

The term of office of Directors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within one year after their assumption of office; provided, however, that the term of office of those Directors who have newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office.

Article 19. (Term of office)

The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year that will end within one year after their election; provided, however, that the term of office of those Directors who have newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office.

Present Articles of Incorporation	Proposed Amendment

Article 21. (Director to convene and preside over meetings of the Board of Directors)

By resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected.

Article 20. (Director to convene and preside over meetings of the Board of Directors)

By resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 22. (Convening of meeting of the Board of Directors)

Notice for convening a meeting of the Board of Directors shall be dispatched to each Director one week prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be dispatched three days prior to the date of the meeting.

Article 21. (Convening of meeting of the Board of Directors)

Notice for convening a meeting of the Board of Directors shall be dispatched to each Director one week prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be dispatched by the preceding day to the date of the meeting.

(New provision)

Article 22. (Resolutions of the Board of Directors without meeting)

Matters that require resolutions in a meeting of the Board of Directors may be resolved without holding a meeting if all Directors who are entitled to vote for such resolutions express unanimously in writing or in electromagnetic recording media their consent or approval on such matters; and such unanimous consent or approval shall be treated as if resolutions were effectively adopted in a meeting of the Board of Directors.

Article 23. (Exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the extent as provided in laws or regulations.

The Company may enter into an agreement with any outside Director to limit liabilities of such Director as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the aggregate amount as provided in the items of paragraph 19 of Article 266 of the Commercial Code, which are applied by paragraph 5 of the said Article of the Special Exceptions Law.

Article 23. (Exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director (including former Directors) from liabilities as provided in Article 423, paragraph 1 of the Company Law to the extent as provided in laws or regulations.

The Company may enter into an agreement with any outside Director to limit liabilities as provided for in Article 423, paragraph 1 of the Company Law of such Director to the extent in the aggregate amount as provided for in items of Article 425, paragraph 1 of the Company Law.

Article 25. (Committees) The Company shall have the Nominating Committee, the Audit Committee and the Compensation Committee.	(Delete)
Article 26. (The presentation of text is omitted here.)	Article 25. (The presentation of text is omitted here.)
Article 27. (Number) By resolution of the Board of Directors, the Company shall have not more than 40 Executive Officers.

Article 26. (Number)

By resolution of the Board of Directors, the Company shall have not more than 40 Executive Officers.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Present Articles of Incorporation	Proposed Amendment

Article 28. (Term of office)

The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors after the ordinary General Meeting of Shareholders relating to the last closing of accounts within one year after their assumption of office; provided, however, that the term of office of those Executive Officers who have newly assumed office while the other Executive Officers are still in office shall be for the remaining balance of the term of office of the other Executive Officers presently in office.

Article 27. (Term of office) The term of office of Executive Officers shall expire on the last day of the business year that ends within one year from their election.
Article 29. (President) By resolution of the Board of Directors, a President shall be selected, provided that the President must be a Representative Executive Officer.

Article 28. (President)

By resolution of the Board of Directors, a President shall be selected, provided that the President must be a Representative Executive Officer.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 30. (Exemption of Executive Officers from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Executive Officer from liabilities as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the extent as provided in laws or regulations.

Article 29. (Exemption of Executive Officers from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Executive Officers (including former Executive Officers) from liabilities as provided in Article 423, paragraph 1 of the Company Law to the extent as provided in laws or regulations.

Article 31. (Chairmen Emeritus) The Company may have Chairmen Emeritus by resolution of the Board of Directors.

Article 30. (Chairmen Emeritus)

The Company may have Chairmen Emeritus by resolution of the Board of Directors.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 32. (Date of closing of accounts) The date of closing of accounts of the Company shall be March 31 of each year.	Article 31. (Business year) The business year of the Company shall start on April 1 every year and end on March 31 of the following year.
(New provision)

Article 32. (Distribution of surplus and repurchase of the Company’s shares)

The Company may, unless otherwise provided in the applicable laws, make decisions on matters specified in items of Article 459, paragraph 1 of the Company Law by resolution of its Board of Directors, without resolution at the General Meeting of Shareholders.

Present Articles of Incorporation	Proposed Amendment

Article 33. (Dividends)

Dividends shall be paid to the shareholders or registered pledgees as of each date of closing of accounts.

If the dividends mentioned in the preceding paragraph are not received within three years from the date they became due and payable, the Company shall be relieved of the obligation to pay such dividends.

Article 33. (Record date for the purpose of distribution of surplus, etc.)

Any distributions of surplus by the Company shall be to the shareholders or registered pledgees as of March 31 or September 30 of each year.

In addition to the dates specified above, the Company may designate another record date for the purpose of distributing surplus.

If a distribution of surplus is not received within three years from the date it became due and payable, the Company shall be relieved of the obligation to pay such distribution of surplus.

Article 34. (Interim dividends)

The Company may, by resolution of the Board of Directors, make such distribution of money as provided for in Article 293-5 of the Commercial Code of Japan to the shareholders or registered pledgees as of the last day of September of each year.

The provisions of the second paragraph of the preceding Article shall apply, mutatis mutandis, to the distribution of money mentioned in the preceding paragraph.

Supplementary Provisions

Article 1. (Transitional measure regarding exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act prior to the close of the ordinary General Meeting of Shareholders relating to the accounting period ended March 2003 as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent as provided in laws or regulations.

Supplementary Provisions

Article 1. (Transitional measure regarding exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act prior to the close of the Ordinary General Meeting of Shareholders for the accounting period ended March 2003 as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan (hereinafter the “Former Commercial Code) before it was revised in accordance with the Law Regarding Creation of Relevant Laws in Response to the Enactment of the Company Law to the extent as provided in laws or regulations.

Article 2. (Transitional measure regarding exemption of Corporate Auditors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities prior to the close of the ordinary General Meeting of Shareholders relating to the accounting period ended March 2003 to the extent as provided in laws or regulations.

Article 2. (Transitional measure regarding exemption of Corporate Auditors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities as provided for in the Former Commercial Code prior to the close of the Ordinary General Meeting of Shareholders for the accounting period ended March 2003 to the extent as provided in laws or regulations.

Item No. 2 Election of 14 Directors due to expiration of the term of office of all Directors

Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that 14 Directors be elected. The Company does not adopt cumulative voting in the election of Directors in accordance with the provision of the Articles of Incorporation of the Company.

All nominees listed below have agreed to take office as Directors assuming that they are elected at this Meeting.

No.	Name (Date of Birth)	Principal Occupation	Brief Biography	Share Ownership	Conflict of Interest
	Yoshiki Yagi	Board Director (Chair),	4/1960 Joined Hitachi, Ltd.	shares
1	(Feb. 27, 1938)	Hitachi, Ltd. (Standing member of Audit Committee)	6/1991 Director 6/1993 Executive Managing Director 6/1997 Senior Executive Managing Director 4/1999 Executive Vice President and Representative Director 6/2003 Representative Executive Officer, Executive Vice President, Executive Officer and Director 4/2004 Director 6/2005 Board Director (Chair)	105,000	None
2	Etsuhiko Shoyama (Mar. 9, 1936)	Representative Executive Officer, Chairman and Director, Hitachi, Ltd. (Member of Nominating Committee and Compensation Committee)	4/1959 Joined Hitachi, Ltd. 6/1991 Director 6/1993 Executive Managing Director 6/1995 Senior Executive Managing Director 6/1997 Executive Vice-President and Representative Director 4/1999 President and Representative Director 6/2003 Representative Executive Officer, President, Chief Executive Officer and Director 4/2006 Representative Executive Officer, Chairman and Director	116,000	None
3	Kazuo Furukawa (Nov. 3, 1946)	Representative Executive Officer and President, Hitachi, Ltd.	4/1971 Joined Hitachi, Ltd. 6/2003 Vice President and Executive Officer 4/2004 Senior Vice President and Executive Officer 4/2005 Representative Executive Officer, Executive Vice President and Executive Officer 4/2006 Representative Executive Officer and President	58,000	None
4	Tadamichi Sakiyama (Jun. 13, 1941)	Director, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”)	4/1964 Joined Hitachi, Ltd. 6/1994 General Manager of Accounting Department 6/1999 Vice President, General Manager of Internal Auditing Office 6/2001 Board Director, Senior Vice President, Hitachi Construction Machinery 4/2003 Executive Vice President and Representative Director 6/2003 Representative Executive Officer, Executive Vice President, Executive Officer and Director 4/2006 Director	19,000	None

No.	Name (Date of Birth)	Principal Occupation	Brief Biography	Share Ownership	Conflict of Interest
5	Takashi Miyoshi (Sep. 25, 1947)	Representative Executive Officer, Executive Vice President, Executive Officer and Director, Hitachi, Ltd.	4/1970 Joined Hitachi, Ltd. 4/2003 General Manager, Finance 6/2003 Executive Officer 4/2004 Senior Vice President and Executive Officer 6/2004 Senior Vice President, Executive Officer and Director 4/2006 Representative Executive Officer, Executive Vice President, Executive Officer and Director	33,000	None
6	Ginko Sato (Jul. 6, 1934)	Honorary President, Japan Association for the Advancement of Working Women Director, Hitachi, Ltd. (Member of Nominating Committee and Audit Committee)

4/1958   Joined Ministry of Labour (currently Ministry of Health, Labour and Welfare)

6/1985   Ministerial Councillor, Ministry of Labour

1/1986   Director-General, Women’s Bureau, Ministry of Labour

7/1990   Assistant Minister of Labour

10/1991 Ambassador Extraordinary and Plenipotentiary of Japan to Kenya

7/1995   Commissioner, Securities and Exchange Surveillance Commission

7/1998   Chairperson, Securities and Exchange Surveillance Commission

8/2001   President, Japan Association for the Advancement of Working Women

6/2003   Director, Hitachi, Ltd.

4/2005   Honorary President, Japan Association for the Advancement of Working Women

				26,000	None
7	Hiromichi Seya (Oct. 7, 1930)	Senior Corporate Advisor, Asahi Glass Company, Limited (“Asahi Glass”) Director, Hitachi, Ltd. (Member of Nominating Committee, Audit Committee and Compensation Committee)	4/1954 Joined Asahi Glass 3/1985 Director 3/1987 Managing Director 3/1988 Representative Director Executive Vice President 3/1990 Representative Director Senior Executive Vice President 3/1992 Representative Director President 6/1998 Representative Director Chairman & CEO 6/2002 Representative Director Chairman of the Board 6/2003 Director, Hitachi, Ltd. 3/2004 Senior Corporate Advisor, Asahi Glass	14,000	None
8	Akira Chihaya (Mar. 6, 1935)	Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION (“NSC”) Representative Director and President, Tekko Kaikan Co., Ltd. Director, Hitachi, Ltd. (Member of Compensation Committee)	4/1957 Joined Yawata Iron & Steel Co., Ltd. (currently NSC) 6/1987 Director 6/1991 Managing Director 6/1995 Representative Director and Executive Vice President 4/1998 Representative Director and President 4/2003 Representative Director and Chairman of the Board 6/2003 Director, Hitachi, Ltd.	6,000	Note (1)

No.	Name (Date of Birth)	Principal Occupation	Brief Biography	Share Ownership	Conflict of Interest
9	Tohru Motobayashi (Jan. 5, 1938)	Attorney at Law	4/1963 Member of the Tokyo Bar Association 6/1970 Partner, Mori Sogo Law Offices (currently, Mori Hamada & Matsumoto) 4/2002 President of the Japan Federation of Bar Associations (Retired in March 2004)	15,750	None Note (2)
10	Isao Uchigasaki (Jan. 2, 1939)	Chairman of the Board, Hitachi Chemical Co., Ltd. (“Hitachi Chemical”) Director, Hitachi, Ltd.	4/1962 Joined Hitachi, Ltd. 4/1963 Joined Hitachi Chemical 6/1991 Board Director 6/1993 Executive Managing Director 6/1997 President and Representative Director 4/2003 Chairman of the Board and Representative Director 6/2003 Chairman of the Board 4/2004 Hitachi Group Executive Officer, Hitachi, Ltd. 6/2004 Hitachi Group Executive Officer and Director, Hitachi, Ltd. 3/2006 Retired Hitachi Group Executive Officer	13,000	None
11	Takashi Kawamura (Dec. 19, 1939)	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd. (“Hitachi Software Engineering”) Director, Hitachi, Ltd.	4/1962 Joined Hitachi, Ltd. 6/1995 Director 6/1997 Executive Managing Director 4/1999 Executive Vice President and Representative Director 4/2003 Director 6/2003 Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering	67,000	Note (3)
12	Yoshiro Kuwata (Sep. 1, 1936)	Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation (“Hitachi High-Technologies”) Director, Hitachi, Ltd.	6/1961 Joined Hitachi, Ltd. 6/1993 Director 6/1995 Executive Managing Director 6/1997 Senior Executive Managing Director 4/1999 Executive Vice President and Representative Director 6/2003 Representative Executive Officer, Executive Vice President, Executive Officer and Director Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies 4/2004 Director	64,700	Note (4)
13	Masayoshi Hanabusa (Oct. 10, 1934)	Chairman of the Board, Hitachi Capital Corporation (“Hitachi Capital”) Director, Hitachi, Ltd. (Member of Nominating Committee and Compensation Committee)	4/1957 Joined Hitachi Sales Corporation 8/1960 Joined Hitachi Credit Corporation (currently Hitachi Capital) 6/1977 Director 6/1983 Executive Managing Director 6/1987 Senior Executive Managing Director 6/1991 President and Representative Director 6/2001 Chairman of the Board and Representative Director 6/2003 Chairman of the Board Director, Hitachi, Ltd.	15,050	None

No.	Name (Date of Birth)	Principal Occupation	Brief Biography	Share Ownership	Conflict of Interest
14	Ryuichi Seguchi (Nov. 19, 1933)	Director, Hitachi Construction Machinery Director, Hitachi, Ltd.	4/1956 Joined Hitachi, Ltd. 10/1970 Joined Hitachi Construction Machinery 6/1981 Board Director 6/1983 Executive Managing Director 6/1989 Senior Executive Managing Director 6/1993 Executive Vice President 6/1997 President, Chief Executive Officer and Representative Director 4/2003 Chairman of the Board and Representative Director 6/2003 Chairman of the Board and Representative Executive Officer 4/2005 Chairman of the Board 6/2005 Director, Hitachi, Ltd. 4/2006 Director, Hitachi Construction Machinery	10,000	None

Notes: (1)	Both NSC, for which Mr. Akira Chihaya serves as Representative Director and Chairman of the Board, and the Company conduct businesses in the area of power and industrial systems. Additionally, the Company has continuous transactions with NSC, including purchases of steel products of NSC through trading firms and sales of control systems and computer control equipment, etc. to NSC. The amount of such transactions is negligible, in comparison to the whole business scale of both companies. The Company has no special interest in Tekko Kaikan Co., Ltd., for which Mr. Chihaya serves as Representative Director and President.
(2)	The law firm Mori Hamada & Matsumoto, to which Mr. Motobayashi belongs, is one of the Company’s advisory firms, but there is no contractual relationship between Mr. Motobayashi and the Company. Further, the Company has no plans to select Mr. Motobayashi as a member of the Audit Committee should this resolution be approved and he be appointed as a director.
(3)	Both Hitachi Software Engineering, for which Mr. Takashi Kawamura serves as Representative Executive Officer, and the Company conduct businesses in the area of information & telecommunication systems. Additionally, the Company has continuous transactions with Hitachi Software Engineering, including purchases of software from Hitachi Software Engineering and sales of computers and components for computers to Hitachi Software Engineering. The two companies also have dealings with each other in the form of loans under the Hitachi Group’s centralized cash management system.
(4)	Both Hitachi High-Technologies, for which Mr. Yoshiro Kuwata serves as Representative Executive Officer, and the Company conduct businesses in the areas of sales of information systems and medical equipment, etc. Additionally, the Company has continuous transactions with Hitachi High-Technologies, including purchases of information system equipment and liquid crystal related components from Hitachi High-Technologies and sales of information system equipment and software to Hitachi High-Technologies. The two companies also have dealings with each other in the form of loans under the Hitachi Group’s centralized cash management system.
(5)	Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Tohru Motobayashi are nominees who fulfill the qualification requirements to be outside directors as provided for in Article 2.3.7 of the Enforcement Regulations of the Company Law.

Reporting Matters

1. Business Report (from April 1, 2005 to March 31, 2006)

(1) Business Overview of Hitachi Group

Business Results

During the year under review, improved corporate earnings and a better employment situation worked to increase private sector investment in new plant and equipment and boost consumer spending. Because of these factors, and also clear signs of a recovery in exports, the Japanese economy was vigorous throughout the year.

Against this economic backdrop, consolidated revenues rose 5% from the preceding year, to JPY 9,464.8 billion. Operating income decreased 8%, to JPY 256.0 billion, owing to lower earnings in Electronic Devices and an operating loss posted by Digital Media & Consumer Products. Net income came to JPY 37.3 billion, down 28%.

Measures Taken

The period under review marked the final year of the “i.e. Hitachi Plan II,” the medium-term management plan which Hitachi Group has implemented since fiscal 2003 primarily in order to accomplish increased profitability by focusing resources on Hitachi Group’s targeted businesses. A number of products, such as hard disk drives, flat panel TVs and LCDs, were singled out for forward-looking investment because of the key role they are expected to play in the development of the emerging ubiquitous information society. Although the profitability and other issues encountered by these sectors make the reform less than a complete success, Hitachi Group’s efforts for its business reorganization such as realignment of its business portfolio and creating new businesses have, in combination with enhanced consolidated management and speedier decision-making, produced substantial results.

During the year, Hitachi (China) Research and Development Corporation was established and started R&D activities in the information and telecommunication systems field in cooperation with a leading Chinese university. In other moves, Hitachi Global Storage Products (Shenzhen) Co., Ltd. was set up in Shenzhen as a hard disk drives production base, and Hitachi Building Equipment Manufacturing Co., Ltd., based in Tianjin, started production of elevators, etc. In addition, Hitachi Consulting Europe Limited, which was established in the U.K. in order to strengthen consulting services business, increased the strength and reach of Hitachi’s consulting services by globally linking operations across Japan, the United States and Europe.

In Japan, part of Industrial Systems Group of the Company was transferred, by way of corporate split, to Hitachi Plant Engineering & Construction Co., Ltd., which was then merged with Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. to form Hitachi Plant Technologies, Ltd. in April 2006. This consolidation of capabilities is expected to accelerate the growth of businesses in the social and industrial infrastructure sectors.

On April 1, 2006, Etsuhiko Shoyama assumed the post of Chairman and Kazuo Furukawa assumed the post of President. Hitachi aims to improve its profitability under the new management.

Business Results by Industry Segment

[Revenues and Operating Income by Industry Segment]

	(Billions of yen)
Industry Segment	Revenues			Operating Income
	Fiscal 2004(A)	Fiscal 2005(B)	(B)/(A)	Fiscal 2004(A)	Fiscal 2005(B)	(B)/(A)
Information & Telecommunication Systems	2,268.3	2,360.9	104%	67.7	84.6	125%
Electronic Devices	1,320.1	1,204.4	91%	37.0	20.4	55%
Power & Industrial Systems	2,515.3	2,805.1	112%	73.6	92.5	126%
Digital Media & Consumer Products	1,280.3	1,305.6	102%	8.6	(35.7)	—%
High Functional Materials & Components	1,504.3	1,600.2	106%	87.5	110.0	126%
Logistics, Services & Others	1,248.2	1,214.7	97%	9.8	19.5	199%
Financial Services	529.6	517.9	98%	31.0	35.0	113%
Subtotal	10,666.5	11,009.1	103%	315.5	326.4	103%
Eliminations & Corporate Items	(1,639.4)	(1,544.3)	—%	(36.4)	(70.4)	—%

Total	9,027.0	9,464.8	105%	279.0	256.0	92%

Notes: (1)	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while revenues and operating income by industry segment have been prepared in conformity with accounting principles generally accepted in Japan.
(2)	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.
(3)	Revenues by industry segment include intersegment transactions.
(4)	The businesses of each segment are set out in “(2) Main Products and Services of Hitachi Group.”

[Information & Telecommunication Systems]

Sales of outsourcing businesses showed solid performance and sales of hard disk drives and disk array subsystems increased, partially offset by the transfer of all shares of the former Hitachi Printing Solutions, Ltd. to Ricoh Company, Ltd. and by declining servers and personal computers prices. Operating income was strong in the disk array subsystems and markedly higher in the software and services sector from the preceding year.

[Electronic Devices]

Sales of LCDs were down from the preceding year. Although operating income of Hitachi High-Technologies Corporation increased, operating income of this segment sharply declined from the preceding year.

[Power & Industrial Systems]

Industrial machinery and air-conditioning systems turned in strong sales results owing to rebounding private sector plant and equipment investment. In addition, sales of elevators, escalators and Hitachi Construction Machinery Co., Ltd. increased particularly in products for overseas markets. Hitachi Construction Machinery Co., Ltd. also recorded higher operating income. Operating income of elevators, escalators, industrial machinery and air-conditioning systems also increased.

[Digital Media & Consumer Products]

Although revenues rose from a year earlier owing to advances by flat panel TVs and making Fujitsu Hitachi Plasma Display Limited a subsidiary of the Company, operating loss was posted as a result of an increase in digital media product sales investment and lower prices for flat panel TVs and white goods.

[High Functional Materials & Components]

Revenues were higher at Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd., especially in the electronics and automotive related products sectors. Revenues of Hitachi Cable, Ltd. also increased. Operating income was buoyant.

[Logistics, Services & Others]

Although revenues decreased from the preceding year, operating income was boosted considerably by increased earnings at Hitachi Transport System, Ltd.

[Financial Services]

Although revenues were down from a year earlier, operating income was buoyant due to robust performance by Hitachi Capital Corporation.

Relationship with Subsidiaries and Affiliates

During the year under review, Fujitsu Hitachi Plasma Display Limited, a company that manufactures and sells plasma display panels for flat panel TVs, was made a subsidiary of the Company through acquisition of some of the Fujitsu Hitachi Plasma Display Limited stock previously owned by Fujitsu Limited. In a move aimed at reinforcing Hitachi’s position in the automotive systems business, the Company and Hitachi Mobile Co., Ltd. on April 1, 2006 carried out a stock-for-stock exchange that made Hitachi Mobile Co., Ltd. a wholly-owned subsidiary of the Company. In the air-conditioning systems business and consumer products sector, Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. merged in April 2006 to form a new company, Hitachi Appliances, Inc., with enhanced capabilities in “lifestyle zone solutions business” that promotes sophisticated lifestyle of people.

[Major Consolidated Subsidiaries of Hitachi, Ltd. (As of March 31, 2006)]

[Information & Telecommunication Systems]

•      Hitachi Communication Technologies, Ltd.

•      Hitachi Electronics Services Co., Ltd.

•      Hitachi Information Systems, Ltd.

•      Hitachi-Omron Terminal Solutions, Corp.

•      Hitachi Software Engineering Co., Ltd.

•      Hitachi Systems & Services, Ltd.

•      Hitachi Computer Products (America), Inc.

•      Hitachi Computer Products (Europe) S.A.S.

•      Hitachi Data Systems Holding Corp.

•      Hitachi Global Storage Technologies Netherlands B.V.

[Digital Media & Consumer Products]

•      Fujitsu Hitachi Plasma Display Limited

•      Hitachi Home & Life Solutions, Inc.

•      Hitachi Maxell, Ltd.

•      Hitachi Media Electronics Co., Ltd.

•      Hitachi Home Electronics (America), Inc.

•      Shanghai Hitachi Household Appliances Co., Ltd.

[High Functional Materials & Components] • Hitachi Cable, Ltd. • Hitachi Chemical Co., Ltd. • Hitachi Metals, Ltd.

[Logistics, Services & Others]

•      Chuo Shoji, Ltd.

•      Hitachi Life Corporation

•      Hitachi Mobile Co., Ltd.

•      Hitachi Transport System, Ltd.

•      Nikkyo Create, Ltd.

•      Hitachi America, Ltd.

•      Hitachi Asia Ltd.

•      Hitachi (China), Ltd.

•      Hitachi Europe Ltd.

[Financial Services]

•      Hitachi Capital Corporation

•      Hitachi Insurance Services, Ltd.

[Electronic Devices]

•      Hitachi Displays, Ltd.

•      Hitachi High-Technologies Corporation

•      Hitachi Medical Corporation

•      Hitachi Electronic Devices (USA), Inc.

•      Hitachi Semiconductor Singapore Pte. Ltd.

[Power & Industrial Systems]

•      Babcock-Hitachi Kabushiki Kaisha

•      Hitachi Air Conditioning Systems Co., Ltd.

•      Hitachi Building Systems Co., Ltd.

•      Hitachi Construction Machinery Co., Ltd.

•      Hitachi Engineering Co., Ltd.

•      Hitachi Engineering & Services Co., Ltd.

•      Hitachi Industrial Equipment Systems Co., Ltd.

•      Hitachi Industries Co., Ltd.

•      Hitachi Kiden Kogyo, Ltd.

•      Hitachi Plant Engineering & Construction Co., Ltd.

•      Hitachi Via Mechanics, Ltd.

•      Japan Servo Co., Ltd.

•      Guangzhou Hitachi Elevator Co., Ltd.

•      Hitachi Automotive Products (USA), Inc.

Notes: (1)	The total number of consolidated subsidiaries (including variable interest entities) pursuant to Article 2.1.25 of the Enforcement Regulations of the Commercial Code of Japan is 932 as of March 31, 2006.
(2)	The number of equity-method affiliates is 158. The major equity-method affiliates are Casio Hitachi Mobile Communications Co., Ltd., Hitachi Koki Co., Ltd., Hitachi Kokusai Electric Inc. and Renesas Technology Corp. (“Renesas”).
(3)	Renesas is accounted for under the equity method by the Company as major decisions require consensus between the Company and Mitsubishi Electric Corporation in accordance with the joint venture agreement, although the Company owns more than 50% of voting rights of Renesas.
(4)	Hitachi Plant Engineering & Construction Co., Ltd. acquired a part of Industrial Systems Group of the Company through corporate split, merged with Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. and changed its name to Hitachi Plant Technologies, Ltd. on April 1, 2006.
(5)	Hitachi Air Conditioning Systems Co., Ltd. merged with Hitachi Home & Life Solutions, Inc. and changed its name to Hitachi Appliances, Inc. on April 1, 2006.
(6)	Hitachi Engineering & Services Co., Ltd. acquired Power Systems Division of Hitachi Engineering Co., Ltd. through corporate split and changed its name to Hitachi Engineering & Services Co., Ltd. on April 1, 2006. Hitachi Engineering Co., Ltd. merged with Hitachi Information & Control Solutions, Ltd.

(2) Main Products and Services of Hitachi Group (Fiscal 2005)

Industry Segment	Main Products and Services	Percentage to Total Revenues
Information & Telecommunication Systems	Systems Integration, Outsourcing Services, Software, Hard Disk Drives, Disk Array Subsystems, Servers, Mainframes, Personal Computers, Telecommunications Equipment, ATMs	21%

Electronic Devices	Liquid Crystal Displays, Semiconductor Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment, Semiconductors	11%

Power & Industrial Systems	Nuclear Power Plants, Thermal Power Plants, Hydroelectric Power Plants, Industrial Machinery and Plants, Automotive Products, Construction Machinery, Elevators, Escalators, Railway Vehicles, Air-Conditioning Equipment	25%

Digital Media & Consumer Products	Optical Disk Drives, Televisions, LCD Projectors, Mobile Phones, Room Air Conditioners, Refrigerators, Washing Machines, Information Storage Media, Batteries	12%

High Functional Materials & Components	Wires and Cables, Copper Products, Semiconductor Materials, Circuit Boards and Materials, Organic and Inorganic Chemical Products, Synthetic Resin Products, LCD Materials, Specialty Steels, Magnetic Materials, Malleable Cast-Iron Products, Forged and Cast-Steel Products	15%

Logistics, Services & Others	General Trading, Logistics, Property Management	11%

Financial Services	Leasing, Loan Guarantees, Insurance Services	5%

(3) Capital Investment of Hitachi Group

Investment in new plant and equipment came to JPY 954.7 billion, down JPY 4.8 billion from the preceding year. The total excluding investment in lease assets and the like was JPY 397.4 billion. This amount was accounted for chiefly by investment directed to increasing hard disk drives, plasma display panels and automotive components production capacity. A breakdown of capital investment by industry segment is shown below.

(Billions of yen)
Industry Segment	Amount
Information & Telecommunication Systems	123.2
Electronic Devices	35.7
Power & Industrial Systems	106.7
Digital Media & Consumer Products	38.5
High Functional Materials & Components	84.5
Logistics, Services & Others	24.1
Financial Services	570.6
Subtotal	983.6
Eliminations & Corporate Items	(28.9)

Total	954.7

Note:	The figures above include JPY557.2 billion of investment in assets to be leased. This mainly includes the investment relating to leasing business in the Financial Services segment.

(4) Research and Development of Hitachi Group

Expenditures on research and development during the year amounted to JPY 405.0 billion, which is equivalent to 4.3% of consolidated revenues. R&D activities were focused on strengthening leading-edge and basic technologies and accelerating the start-up of new businesses such as hard disk drives and automotive related sectors. Notable achievements included the development of the basic drive technology for a circulating multi-car elevator that significantly improves the transport capability of elevators, to ease congestion and reduce waiting time. A breakdown of R&D expenditures by industry segment is shown below.

(Billions of yen)

Industry Segment	Amount
Information & Telecommunication Systems	161.6
Electronic Devices	47.0
Power & Industrial Systems	85.5
Digital Media & Consumer Products	33.4
High Functional Materials & Components	48.8
Logistics, Services & Others	4.7
Financial Services	1.6
Corporate Items	21.9

Total	405.0

(5) Financing Activity of Hitachi Group

On August 18, 2005, the Company issued two series of unsecured straight debentures, 13th series, in the amount of JPY 50.0 billion, and 14th series, in the amount of JPY 50.0 billion, for the purpose of redeeming the Company’s 11th issue of unsecured straight debentures due for redemption in February 2006.

Main Sources of Borrowings of the Company

(As of March 31, 2006)

Creditor	Balance of Borrowings	Shares Owned by Creditor

Nippon Life Insurance Company	10.0 billion yen	99,247,195 shares

The Dai-Ichi Mutual Life Insurance Company	10.0 billion yen	75,661,222 shares

Meiji Yasuda Life Insurance Company	10.0 billion yen	49,044,818 shares

Sumitomo Life Insurance Company	10.0 billion yen	6,152,000 shares

Note:	In addition to the figures shown above, the Company owes JPY170.0 billion of borrowings by means of syndicated loan agreements.

(6) Problems Facing Hitachi Group

Management believes the Japanese economy will continue to make solid progress as consumer spending and plant and equipment investment maintain an expansive tone although rising of long-term interest rates is concerned.

With the Company’s 100th anniversary four years off, the Hitachi Group intends to move forcefully ahead with upgrading consolidated competitiveness through proactive investment in targeted businesses and unremitting business structural reform. In addition, the following key measures will be pursued toward achieving truly high-profit performance.

•	Management will endeavor to quickly overcome the profitability issues now faced by the hard disk drives, flat panel TVs and LCDs businesses by implementing fundamental countermeasures aimed at upgrading R&D capability, cost competitiveness, sales operations and every other aspect of business.

•	The management resources of the Hitachi Group will be strategically focused on building strong businesses capable of emerging No. 1 in today’s volatile and rapidly expanding global markets.

•	Stronger cost competitiveness will be achieved by fully restoring the “strong production engineering (monozukuri)” that enables Hitachi to achieve low costs far beyond the ability of competitors.

•	In the North American, European and Chinese markets, tighter liaison will be established between the stationed full-time regional representatives and the individual business groups and Hitachi Group companies so as to take better advantage of the continuing high-growth potential of overseas businesses.

•	In order to maintain and improve Hitachi’s robust financial position, cash-flow-oriented management will be thoroughly implemented and capital and other investments will be carried out strategically with an eye to optimum effect.

•	Hitachi will strive to fulfill its social responsibility, under fundamental credo of “contributing to society through the development of superior, original technology and products”, with deep awareness of its responsibilities as a member of the community, by conducting its business in accordance with high ethical standards and in strict compliance with the law, and by ensuring that the Company’s operations are carried out with thorough consideration to the global environment.

•	To achieve maximum corporate value over the long term, the Company will strengthen its corporate governance and create a structure that includes outside experts to be prepared to react quickly in the event of an external threat to the corporate value or interests of the shareholders.

(7) Five-year Summary

Consolidated Basis

	(Billions of yen)

Fiscal Year	2001	2002	2003	2004	2005
Revenues	7,993.7	8,191.7	8,632.4	9,027.0	9,464.8
Operating Income	-117.4	152.9	184.8	279.0	256.0
Income Before Income Taxes and Minority Interests	-586.0	96.8	237.1	264.5	274.8
Net Income	-483.8	27.8	15.8	51.4	37.3
Net Income per Share (Basic) (yen)	-144.95	8.31	4.81	15.53	11.20
Net Income per Share (Diluted) (yen)	—	8.19	4.75	15.15	10.84

Total Assets	9,915.6	10,179.3	9,590.3	9,736.2	10,021.1

Notes: (1)	The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.
(2)	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.
(3)	In fiscal 2002, the Company posted net income, reversing a net loss, due to the restructuring measures taken in the preceding fiscal year.
(4)	In fiscal 2003, income before income taxes and minority interests increased sharply due mainly to the improvement of operating income and gain on sale of investments in securities.
(5)	In fiscal 2004, operating income increased due to a good performance by high functional materials & components sector and power & industrial systems sector and net income also improved.

Unconsolidated Basis

	(Billions of yen)

Fiscal Year	2001	2002	2003	2004	2005
Orders Received	3,193.5	2,984.8	2,369.9	2,495.8	2,568.0
Revenues	3,522.2	3,112.4	2,488.8	2,597.4	2,713.3
Operating Income	-84.7	53.7	7.5	-5.6	1.0
Ordinary Income	-81.6	52.0	20.1	22.2	42.6
Net Income	-252.6	28.2	40.1	10.3	37.0
Net Income per Share (Basic) (yen)	-75.68	8.38	12.14	3.12	11.11
Net Income per Share (Diluted) (yen)	—	—	12.14	3.12	11.11

Total Assets	3,923.1	3,825.0	3,708.3	3,752.5	3,834.2

Notes: (1)	In fiscal 2002, revenues decreased from the preceding fiscal year, including due to transfer of several businesses to the subsidiaries, while income increased from the preceding fiscal year.
(2)	In fiscal 2003, revenues decreased sharply from the preceding fiscal year due primarily to the corporate split of system LSI and other semiconductor operations and hard disk drive business from the Company.
(3)	In fiscal 2004, the Company posted an operating loss due to deterioration in profitability of its main business sectors. Net income substantially decreased from the preceding fiscal year due to posting an extraordinary loss, which includes impairment loss on shares of an affiliated company engaging in plasma display panel operations and restructuring charges relating to digital media product business in Japan.
(4)	In fiscal 2005, profitability in the Company’s main business sectors was improved and ordinary income and net income increased due to an increase in non-operating income.
(5)	Net income per share is calculated for fiscal 2001 based on total number of shares issued at year-end less number of treasury stocks and since fiscal 2002 based on total average number of shares issued less average number of treasury stocks during the fiscal year.

(8) Directors and Executive Officers (As of March 31, 2006)

Directors

Name	Position	Committee Membership	Principal Position outside the Company
Yoshiki Yagi	Board Director (Chair)	Audit Committee (Chair)	—

Etsuhiko Shoyama	Director	Nominating Committee Compensation Committee	—

Kotaro Muneoka	Director	Audit Committee	—

Takashi Miyoshi	Director	—	—

Ginko Sato	Director	Nominating Committee Audit Committee	Honorary President, Japan Association for the Advancement of Working Women

Hiromichi Seya	Director	Nominating Committee Audit Committee Compensation Committee	Senior Corporate Advisor, Asahi Glass Company, Limited

Akira Chihaya	Director	Compensation Committee	Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION

Toshiro Nishimura	Director	Nominating Committee Audit Committee Compensation Committee	Attorney at Law

Isao Uchigasaki	Director	—	Chairman of the Board, Hitachi Chemical Co., Ltd.

Takashi Kawamura	Director	—	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

Yoshiro Kuwata	Director	—	Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation

Hiroshi Kuwahara	Director	—	Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.

Masayoshi Hanabusa	Director	Nominating Committee (Chair) Compensation Committee (Chair)	Chairman of the Board, Hitachi Capital Corporation

*Ryuichi Seguchi	Director	—	Chairman of the Board, Hitachi Construction Machinery Co., Ltd.

Notes: (1)	The Directors marked with * were newly elected and assumed their positions at the 136th Ordinary General Meeting of Shareholders on June 24, 2005.
(2)	Mr. Tsutomu Kanai retired due to expiration of his term of office at the close of the 136th Ordinary General Meeting of Shareholders on June 24, 2005.
(3)	Directors, Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in Article 188.2.7-2 of the Commercial Code of Japan.

Executive Officers

Name	Position	Responsibilities
*Etsuhiko Shoyama	Representative Executive Officer President and Chief Executive Officer	Overall management

Isao Ono	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations, information & telecommunication systems business and Hitachi group procurement

Michiharu Nakamura	Representative Executive Officer Executive Vice President and Executive Officer	Research & development and business incubation

Masaharu Sumikawa	Representative Executive Officer Executive Vice President and Executive Officer	Power & industrial systems business, automotive systems business and production engineering

Kazuo Furukawa	Representative Executive Officer Executive Vice President and Executive Officer	Information & telecommunication systems business, digital media business, Hitachi group global business, corporate export regulation and business development

Hiroaki Nakanishi	Senior Vice President and Executive Officer	Hitachi group global business (North America)

Takashi Hatchoji	Senior Vice President and Executive Officer	Hitachi group strategy, Hitachi group legal and corporate communications and corporate auditing

*Takashi Miyoshi	Senior Vice President and Executive Officer	Hitachi group management, finance and corporate pension system

Takuya Tajima	Senior Vice President and Executive Officer	Sales operations

Shigeharu Mano	Vice President and Executive Officer	Power systems business

Gaku Suzuki	Vice President and Executive Officer	Industrial systems business

Kunihiko Ohnuma	Vice President and Executive Officer	Urban planning and development systems business

Manabu Shinomoto	Vice President and Executive Officer	Information & telecommunication systems business

Iwao Hara	Vice President and Executive Officer	Information & telecommunication systems business planning

Kazuhiro Tachibana	Vice President and Executive Officer	Consumer business

Makoto Ebata	Vice President and Executive Officer	Digital media business

Taiji Hasegawa	Vice President and Executive Officer	Automotive systems business

Kazuhiro Mori	Vice President and Executive Officer	Hitachi group companies management assistance

Shozo Saito	Vice President and Executive Officer	Power systems engineering

Junzo Kawakami	Vice President and Executive Officer	Research & development

Yasuo Sakuta	Vice President and Executive Officer	Intellectual property

Minoru Tsukada	Vice President and Executive Officer	Hitachi group global business (China)

Masahiro Hayashi	Vice President and Executive Officer	Sales operations (Kansai area)

Takao Suzuki	Vice President and Executive Officer	Sales operations (Chugoku area)

Koichiro Nishikawa	Vice President and Executive Officer	Business development

Shinjiro Kasai	Vice President and Executive Officer	Human resources

Hiroyuki Fukuyama	Vice President and Executive Officer	Production engineering

*Isao Uchigasaki	Hitachi Group Executive Officer	Hitachi group overall strategy

Notes: (1)	On August 1, 2005, the responsibilities of Mr. Kazuhiro Mori were changed to Hitachi group companies management assistance from industrial systems business and Mr. Gaku Suzuki became a Vice President and Executive Officer.
(2)	The responsibilities of some Executive Officers were changed on October 1, 2005 as follows: the responsibilities of Mr. Kazuhiro Tachibana were changed to consumer business from digital media business; the responsibilities of Mr. Makoto Ebata were changed to digital media business from Hitachi group strategy and Hitachi group global business; the responsibilities of Mr. Junzo Kawakami were changed to research & development from automotive systems business (suspensions and brakes); and Hitachi group procurement was added to the responsibilities of Mr. Isao Ono.
(3)	The responsibilities of some Executive Officers were changed on January 1, 2006 as follows: Hitachi group strategy was added to and human resources was omitted from the responsibilities of Mr. Takashi Hatchoji; Hitachi group management was added to the responsibilities of Mr. Takashi Miyoshi; the responsibilities of Mr. Iwao Hara were changed to information & telecommunication system business planning from human resources. In addition, Mr. Shinjiro Kasai and Mr. Hiroyuki Fukuyama became a Vice President and Executive Officer, respectively, and the position of Mr. Yasuo Sakuta and Mr. Koichiro Nishikawa changed to Vice President and Executive Officer from Executive Officer.
(4)	On March 1, 2006, the responsibilities of Mr. Manabu Shinomoto were changed to information & telecommunication systems business from system solutions business and platform and network systems business.
(5)	The Executive Officers marked with * concurrently hold the position of Director.

The Company changed management members, effective April 1, 2006. New Executive Officers are as follows:

Executive Officers (As of April 1, 2006)

Name	Position	Responsibilities
Etsuhiko Shoyama	Representative Executive Officer Chairman	Management in general

Kazuo Furukawa	Representative Executive Officer President	Overall management

Michiharu Nakamura	Representative Executive Officer Executive Vice President and Executive Officer	Research & development and business incubation

Hiroaki Nakanishi	Executive Vice President and Executive Officer	Hitachi group global business (North America)

Takashi Hatchoji	Representative Executive Officer Executive Vice President and Executive Officer	Corporate planning, legal and corporate communications, corporate auditing and procurement

Takashi Miyoshi	Representative Executive Officer Executive Vice President and Executive Officer	Hitachi group management, business development, finance and corporate pension system

Shigeharu Mano	Representative Executive Officer Executive Vice President and Executive Officer	Power systems business

Tadahiko Ishigaki	Representative Executive Officer Senior Vice President and Executive Officer	Sales operations, digital media business, Hitachi group global business and corporate export regulation

Kunihiko Ohnuma	Senior Vice President and Executive Officer	Industrial systems business and urban planning and development systems business

Manabu Shinomoto	Senior Vice President and Executive Officer	Information & telecommunication systems business

Taiji Hasegawa	Senior Vice President and Executive Officer	Automotive systems business

Kazuhiro Mori	Senior Vice President and Executive Officer	Hitachi group companies management assistance

Shozo Saito	Senior Vice President and Executive Officer	Production engineering and power systems engineering

Junzo Kawakami	Senior Vice President and Executive Officer	Research & development

Minoru Tsukada	Senior Vice President and Executive Officer	Hitachi group global business (China)

Gaku Suzuki	Vice President and Executive Officer	Industrial systems business

Naoya Takahashi	Vice President and Executive Officer	Storage systems business and platform and network systems business

Junzo Nakajima	Vice President and Executive Officer	System solutions business

Kazuhiro Tachibana	Vice President and Executive Officer	Consumer business

Makoto Ebata	Vice President and Executive Officer	Digital media business

Masahiro Hayashi	Vice President and Executive Officer	Sales operations (Kansai area)

Koichiro Nishikawa	Vice President and Executive Officer	Business development

Shinjiro Kasai	Vice President and Executive Officer	Human resources

Hiroyuki Fukuyama	Vice President and Executive Officer	Production engineering

Notes: (1)	On April 30, 2006, Mr. Shigeharu Mano resigned his position.
(2)	On May 1, 2006, Mr. Akira Maru became a Vice President and Executive Officer (in charge of power systems business) and power systems business was added to the responsibilities of Mr. Shozo Saito.

(9) Compensation for Directors and Executive Officers

Policy on the Determination of Compensation of Directors and Executive Officers

(a) Matters relating to both Directors and Executive Officers

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

(b) Matters relating to Directors

Compensation for Directors will consist of a monthly salary, a year-end allowance and a retirement allowance.

•	Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position.

•	Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance.

•	Retirement allowance will be an amount payable on retirement that is determined based on monthly salary and years of service (total years of service in the case of a Director who has served multiple terms as a Director) (the “Director’s Basic Retirement Amount”).

A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

(c) Matters relating to Executive Officers

Compensation for Executive Officers will consist of a monthly salary, a performance-linked component and a retirement allowance.

•	Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment.

•	The performance-linked component will be set within a range equivalent to about thirty percent of the Executive Officer’s annual income, adjusted based on Company and individual performance.

•	Retirement allowance will be an amount payable on retirement. The amount will be determined by adding to an amount set in accordance with the position held at retirement, an amount based on the monthly salary of previous positions held over the course of the person’s career and years of service in such positions (total years in each position, in the event of multiple periods in the same position) (the “Executive Officer’s Basic Retirement Amount”).

(d) Miscellaneous

•	In accordance with a resolution of the 134th Ordinary General Meeting of Shareholders of the Company held on June 25, 2003, the amount of retirement allowance for a Director or Executive Officer who was a Director or Corporate Auditor prior to the close of the Meeting will include an allowance corresponding to the person’s period of service as a Director or Corporate Auditor before the adoption of the Committee System.

•	Retirement allowance may, through an assessment, be supplemented for distinguished service by an amount equivalent to up to thirty percent of the Director’s Basic Retirement Amount or Executive Officer’s Basic Retirement Amount. Depending on the circumstances, each such Basic Retirement Amount may also be reduced.

•	In addition to the above, stock options may be granted as an incentive to increase corporate value (At the Compensation Committee held on March 30, 2006, it was determined that stock options would not be granted in the future).

Amount of Compensation Paid to Directors and Executive Officers in Fiscal 2005

(a) Amount paid to Directors and Executive Officers in office after adoption of the Committee System

	Remuneration		Year-end Allowance and Performance-linked Component		Retirement Allowance
	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)
Directors (Outside Directors)	12 (4)	206 (62)	11 (4)	45 (6)	1 (—)	49 (—)
Executive Officers	26	613	26	208	2	75

Total	38	820	37	253	3	125

Notes: (1)	The number of Directors who received remuneration and year-end allowance excludes three Directors who serve concurrently as Executive Officers.
(2)	The number of Executive Officers who received performance-linked component includes two Executive Officers who retired in the preceding year.
(3)	All of the Executive Officers who received retirement allowance are Executive Officers who retired in the preceding year.
(4)	Figures of Directors include those of outside Directors.

(b) Amount paid to Directors and Corporate Auditors in office before adoption of the Committee System

	Retirement Allowance
	Number	Amount paid (millions of yen)
Directors	2	791
Corporate Auditors	—	—

Total	2	791

(10) Employees of Hitachi Group (As of March 31, 2006)

Industry Segment	Number of Employees	Change from the end of the preceding year
Information & Telecommunication Systems	90,382	+209
Electronic Devices	27,173	+1,230
Power & Industrial Systems	88,019	+3,417
Digital Media & Consumer Products	31,334	+32
High Functional Materials & Components	54,687	-345
Logistics, Services & Others	28,481	-225
Financial Services	4,166	+82
Corporate	3,082	-148

Total	327,324	+4,252
(the Company)	(38,350)	(-187)

Note:	The total number of employees of Hitachi Group and the Company including part-time employees was 355,879 and 41,157, respectively.

(11) Major Facilities of Hitachi Group (As of March 31, 2006)

Major Facilities of the Company

Location
Head Office	Tokyo (Chiyoda-ku)

R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Hitachi, Hitachinaka), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)

Manufacturing, Design and Engineering	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki (Hitachi, Hitachinaka), Saitama (Kawagoe), Kanagawa (Yokohama, Atsugi, Odawara, Kawasaki, Hadano), Aichi (Toyokawa), Yamaguchi (Kudamatsu)

Sales and Area Operations	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku), Hokkaido Area Operation (Sapporo), Tohoku Area Operation (Sendai), Kanto Area Operation (Tokyo), Yokohama Area Operation (Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Nagoya), Kansai Area Operation (Osaka), Chugoku Area Operation (Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Fukuoka)

Locations of the Company’s Major Consolidated Subsidiaries

Name	Location

Babcock-Hitachi Kabushiki Kaisha	Chiyoda-ku, Tokyo

Chuo Shoji, Ltd.	Chiyoda-ku, Tokyo

Fujitsu Hitachi Plasma Display Limited	Kawasaki, Kanagawa

Hitachi Air Conditioning Systems Co., Ltd.	Minato-ku, Tokyo

Hitachi Building Systems Co., Ltd.	Chiyoda-ku, Tokyo

Hitachi Cable, Ltd.	Chiyoda-ku, Tokyo

Hitachi Capital Corporation	Minato-ku, Tokyo

Hitachi Chemical Co., Ltd.	Shinjuku-ku, Tokyo

Hitachi Communication Technologies, Ltd.	Shinagawa-ku, Tokyo

Hitachi Construction Machinery Co., Ltd.	Bunkyo-ku, Tokyo

Hitachi Displays, Ltd.	Mobara, Chiba

Hitachi Electronics Services Co., Ltd.	Yokohama, Kanagawa

Hitachi Engineering Co., Ltd.	Hitachi, Ibaraki

Hitachi Engineering & Services Co., Ltd.	Hitachi, Ibaraki

Hitachi High-Technologies Corporation	Minato-ku, Tokyo

Hitachi Home & Life Solutions, Inc.	Minato-ku, Tokyo

Hitachi Industrial Equipment Systems Co., Ltd.	Chiyoda-ku, Tokyo

Hitachi Industries Co., Ltd.	Adachi-ku, Tokyo

Hitachi Information Systems, Ltd.	Shinagawa-ku, Tokyo

Hitachi Insurance Services, Ltd.	Chiyoda-ku, Tokyo

Hitachi Kiden Kogyo, Ltd.	Amagasaki, Hyogo

Hitachi Life Corporation	Hitachi, Ibaraki

Hitachi Maxell, Ltd.	Ibaraki, Osaka

Hitachi Media Electronics Co., Ltd.	Oshu, Iwate

Hitachi Medical Corporation	Chiyoda-ku, Tokyo

Hitachi Metals, Ltd.	Minato-ku, Tokyo

Hitachi Mobile Co., Ltd.	Shinagawa-ku, Tokyo

Hitachi-Omron Terminal Solutions, Corp.	Shinagawa-ku, Tokyo

Hitachi Plant Engineering & Construction Co., Ltd.	Chiyoda-ku, Tokyo

Hitachi Software Engineering Co., Ltd.	Yokohama, Kanagawa

Hitachi Systems & Services, Ltd.	Minato-ku, Tokyo

Hitachi Transport System, Ltd.	Koto-ku, Tokyo

Hitachi Via Mechanics, Ltd.	Ebina, Kanagawa

Japan Servo Co., Ltd.	Chiyoda-ku, Tokyo

Nikkyo Create, Ltd.	Chiyoda-ku, Tokyo

Guangzhou Hitachi Elevator Co., Ltd.	China

Hitachi America, Ltd.	U.S.A.

Hitachi Asia Ltd.	Singapore

Hitachi Automotive Products (USA), Inc.	U.S.A.

Hitachi (China), Ltd.	China

Hitachi Computer Products (America), Inc.	U.S.A.

Hitachi Computer Products (Europe) S.A.S.	France

*Hitachi Data Systems Holding Corp.	U.S.A.

Hitachi Electronic Devices (USA), Inc.	U.S.A.

Hitachi Europe Ltd.	U.K.

*Hitachi Global Storage Technologies Netherlands B.V.	Netherlands

Hitachi Home Electronics (America), Inc.	U.S.A.

Hitachi Semiconductor Singapore Pte. Ltd.	Singapore

Shanghai Hitachi Household Appliances Co., Ltd.	China

Note:	The companies marked with * are holding companies; their major operating companies are located in the United States.

(12) Summary of Resolution of Board of Directors on Performance of Functions of Audit Committee

(a)	Board of Directors Office (the “Office”) shall be established as an organization devoted solely to supporting each Committee, including the Audit Committee, as well as the Board of Directors. The Office shall be staffed by three or more employees not subject to instructions or orders of Executive Officers. The Corporate Auditing and Legal & Corporate Communications departments shall also provide support to the Board of Directors and each Committee.

(b)	In order to ensure the independence of the Office personnel from the Executive Officers, the Audit Committee shall be informed in advance of planned transfers of the Office personnel and may request the Executive Officer in charge of human resources management to alter such plans, when necessary.

(c)	An Executive Officer or employee shall report without delay to Audit Committee members in connection with matters prescribed by law and the matters set forth below:

•	the content of an Executive Officer’s decision regarding an important matter that will affect the Company as a whole,

•	the result of an internal audit conducted by the responsible departments, and

•	the status of reporting under the internal report system maintained by the Executive Officers.

(d)	Records regarding decisions of an Executive Officer shall be prepared and preserved in accordance with the Company’s regulations.

(e)	Each relevant department shall establish regulations and guidelines, conduct training, prepare and distribute manuals, and carry out other such measures with respect to risks associated with legal issues and compliance thereof, the environment, disasters, product quality, export control and other pertinent matters. When it becomes necessary to respond to a new risk, an Executive Officer shall be promptly appointed to deal with the issue. A system enabling employees to report directly to the Directors shall be established.

(f)	The business management system set forth below is to be used to continuously monitor risks arising in the course of business and to facilitate the efficient execution by Executive Officers of their responsibilities.

•	The Senior Executive Committee comprising principal Executive Officers shall deliberate on important issues that affect the Company as a whole to facilitate the formulation of decisions based on the due consideration of the diverse factors coloring such issues.

•	In order to boost market competitiveness through the committed pursuit of profitability and by setting clearly defined goals, numerical targets shall be set for the Company as a whole and each business group and incorporated into the fiscal budget. The targets shall be used as the reference base for performance management.

•	Internal audits shall be conducted to monitor and identify the status of business operations and to facilitate improvements. In order to ensure strict compliance with its regulatory requirements, the Company has put in place a number of committees.

•	The Audit Committee shall receive the audit plans of the accounting auditors in advance to facilitate the monitoring of the accounting auditors and ensure that these auditors are not influenced by Executive Officers. The prior approval of the Audit Committee shall be required with respect to the fees to the accounting auditors and non-audit services.

(13) Fees to the Company’s Accounting Auditors (Fiscal 2005)

(Millions of yen)
Category	Amount
Total fees by the Company and its subsidiaries	1,138
Audit fees by the Company and its subsidiaries under Article 2, paragraph 1 of the Certified Public Accountants Law	966
Audit fees by the Company (*)	178

Note:	The column marked with * includes fees for audits under applicable securities exchange laws.

(14) Common Stock (As of March 31, 2006)

Authorized	10,000,000,000 shares
Issued	3,368,126,056 shares
Capital Stock	JPY282,033,991,613
Number of Shares per Unit	1,000 shares
There was no issuance or cancellation of shares in fiscal 2005.

10 Largest Shareholders

Name	Shareholder’s Equity in the Company
	Number of Shares Owned	Ownership
	shares	%
NATS CUMCO	292,793,700	8.69
State Street Bank and Trust Company	202,063,693	6.00
The Master Trust Bank of Japan, Ltd.	189,443,000	5.62
Japan Trustee Services Bank, Ltd.	155,829,000	4.63
The Chase Manhattan Bank, N.A. London	106,973,180	3.18
Nippon Life Insurance Company	99,247,195	2.95
Hitachi Employees’ Shareholding Association	91,732,952	2.72
The Dai-Ichi Mutual Life Insurance Company	75,661,222	2.25
Trust & Custody Services Bank, Ltd.	58,446,000	1.74
Meiji Yasuda Life Insurance Company	49,044,818	1.46

Notes:	(1)	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.
	(2)	The Company does not own shares of the above shareholders.

Shareholders Composition

Class of Shareholders	Number of Shareholders	Number of Shares Owned (shares)	Ownership (%)
Financial Institution and Securities Firm	429	913,569,450	27.12
Individual	402,325	994,827,301	29.54
Foreign Investor	1,048	1,333,329,135	39.59
Other	3,715	126,337,852	3.75
Government and Municipality	5	62,318	0.00

Total	407,522	3,368,126,056	100.00

Repurchase, Disposition and Possession by the Company of Its Own Shares in Fiscal 2005

Repurchase

Class	Number of Shares (shares)	Aggregate Purchase Prices (yen)
Common Stock	1,440,676	1,058,719,373

Note:	During fiscal 2005, the Company did not repurchase any of its own shares pursuant to the resolution of the Board of Directors under Article 7 of the Company’s Articles of Incorporation.

Disposition

Class	Number of Shares (shares)	Aggregate Disposition Prices (yen)
Common Stock	708,603	487,162,696

Possession (As of March 31, 2006)

Class	Number of Shares (shares)
Common Stock	37,281,295

Repurchase of the Company’s Own Shares Resolved after the End of Fiscal 2005

At the meeting of the Board of Directors of the Company held on April 27, 2006, it was resolved pursuant to Article 7 of the Articles of Incorporation that the Company would, during the period from May 1 to May 31, 2006, repurchase its own shares, in an amount not exceeding 6.5 million shares and not exceeding an aggregate amount of JPY 5.0 billion.

(15) Stock Acquisition Rights

Issued Stock Acquisition Rights (As of March 31, 2006)

Category	Stock Acquisition Rights as Stock Options	Stock Acquisition Rights as Bonds with Stock Acquisition Rights
Number of Stock Acquisition Rights Issued	2,736	20,000

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	2,736,000 shares of the Company’s common stock (The number of shares to be issued upon exercise of each stock acquisition right shall be 1,000.)	110,381,263 shares of the Company’s common stock

Issue Price of Stock Acquisition Rights	No consideration	No consideration

Notes:	(1)	The number of stock acquisition rights as stock options and number of shares to be issued upon exercise of stock acquisition rights excludes expired stock acquisition rights pursuant to the conditions for exercise of stock acquisition rights.
	(2)	The number of shares to be issued upon exercise of stock acquisition rights which were issued as bonds with stock acquisition rights is calculated based on the conversion price as of March 31, 2006.
	(3)	In addition to the stock acquisition rights shown above, the Company issues subscription rights for the purpose of granting stock options pursuant to Article 280-19.1 of the former Commercial Code of Japan. The number of shares to be issued upon exercise of these subscription rights is 430,000 shares of the Company’s common stock.

Stock Acquisition Rights Issued to Persons Other Than Shareholders with Special Favorable Conditions in Fiscal 2005

Name of Stock Acquisition Rights	Hitachi, Ltd. 4th Stock Acquisition Rights

Issue Date of Stock Acquisition Rights	July 28, 2005

Number of Stock Acquisition Rights Issued	1,201

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	1,201,000 shares of the Company’s common stock (The number of shares to be issued upon exercise of each stock acquisition right shall be 1,000.)

Issue Price of Stock Acquisition Rights	No consideration

Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY719 per share

Period during Which Stock Acquisition Rights May Be Exercised	From July 29, 2006 to July 28, 2009

Conditions for Exercise of Stock Acquisition Rights

(1)    In the event a person holding the stock acquisition rights loses the position of Director, Executive Officer or employee of the Company, such person may exercise the stock acquisition rights only within the succeeding six months of such event. In the event of the death of the person, the stock acquisition rights expire immediately.

(2)    Other terms of exercising the stock acquisition rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

Cancellation of Stock Acquisition Rights	The Company may acquire and cancel the stock acquisition rights at any time without consideration.

Special Favorable Conditions	The Company issued the stock acquisition rights without any consideration for granting stock options.

Note:	The issues of the stock acquisition rights shown above were resolved at the Board of Directors meeting on July 28, 2005, in accordance with the resolution at the 136th Ordinary General Meeting of Shareholders on June 24, 2005.

Directors and Executive Officers to Whom Stock Acquisition Rights Were Allocated

Name	Number of Stock Acquisition Rights	Name	Number of Stock Acquisition Rights
Yoshiki Yagi	30	Shigeharu Mano	15
Etsuhiko Shoyama	30	Gaku Suzuki	15
Kotaro Muneoka	30	Kunihiko Ohnuma	15
Takashi Miyoshi	30	Manabu Shinomoto	15
Ginko Sato	30	Kazuhiro Tachibana	15
Hiromichi Seya	30	Taiji Hasegawa	15
Akira Chihaya	30	Junzo Kawakami	15
Toshiro Nishimura	30	Kazuhiro Mori	15
Isao Uchigasaki	30	Minoru Tsukada	15
Takashi Kawamura	30	Masahiro Hayashi	15
Yoshiro Kuwata	30	Makoto Ebata	15
Hiroshi Kuwahara	30	Iwao Hara	15
Masayoshi Hanabusa	30	Shozo Saito	15
Ryuichi Seguchi	30	Yasuo Sakuta	12
Isao Ono	25	Takao Suzuki	12
Michiharu Nakamura	25	Koichiro Nishikawa	12
Masaharu Sumikawa	25
Kazuo Furukawa	25
Hiroaki Nakanishi	20
Takashi Hatchoji	20
Takuya Tajima	20

Certain Employees etc. to Whom Stock Acquisition Rights Were Allocated (10 Largest)

Name	Number of Stock Acquisition Rights	Name	Number of Stock Acquisition Rights
Toshihiko Odaka	15	Masahiro Maeda	15
Yoshiharu Obata	15	Isao Arimura	10
Akira Tonomura	15	Kunio Ishida	10
Jun Naruse	15	Shinjiro Iwata	10
Hiroyuki Fukuyama	15	Masayoshi Ito	10

Stock Acquisition Rights Issued to Certain Employees etc.

Category	Number of Stock Acquisition Rights	Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Number of Person
Employees of the Company	390	390,000 shares of the Company’s common stock	36
Directors and Executive Officers of the Company’s Affiliated Companies	—	—	—
Corporate Auditors and Audit Committee Members of the Company’s Affiliated Companies	—	—	—
Employees of the Company’s Affiliated Companies	—	—	—

2. Consolidated Balance Sheets

	Fiscal 2005 (As of March 31, 2006)	Fiscal 2004 (As of March 31, 2005)
	(Millions of yen)
(Assets)
Current assets	5,512,805	5,338,835
Cash and cash equivalents	658,255	708,715
Short-term investments	162,756	146,568
Trade receivables
Notes	127,284	132,572
Accounts	2,303,397	2,065,194
Investment in leases	451,757	526,759
Inventories	1,262,308	1,198,955
Other current assets	547,048	560,072
Investments and advances	1,029,673	894,851
Property, plant and equipment	2,460,186	2,357,931
Land	435,961	436,308
Buildings	1,748,318	1,740,057
Machinery and equipment	5,522,253	5,222,157
Construction in progress	74,114	57,291
Less accumulated depreciation	(5,320,460)	(5,097,882)
Other assets	1,018,531	1,144,630
Total assets	10,021,195	9,736,247

(Liabilities)
Current liabilities	4,121,451	4,064,546
Short-term debt	752,527	676,611
Current installments of long-term debt	248,028	506,863
Trade payables
Notes	68,599	62,855
Accounts	1,416,367	1,246,401
Accrued expenses	863,683	843,022
Income taxes	66,101	61,789
Advances received	277,887	247,586
Other current liabilities	428,259	419,419
Long-term debt	1,418,489	1,319,032
Retirement and severance benefits	827,669	1,033,005
Other liabilities	109,006	90,781
Total liabilities	6,476,615	6,507,364
(Minority interests)
Minority interests	1,036,807	921,052
(Stockholders’ equity)
Common stock	282,033	282,033
Capital surplus	561,484	565,360
Legal reserve and retained earnings	1,778,203	1,779,198
Legal reserve	111,005	110,214
Retained earnings	1,667,198	1,668,984
Accumulated other comprehensive loss	(95,997)	(301,524)
Treasury stock, at cost	(17,950)	(17,236)
Total stockholders’ equity	2,507,773	2,307,831
Total liabilities, minority interests and stockholders’ equity	10,021,195	9,736,247

Notes:

(1)	Basis of presentation
The consolidated financial statements presented herein, under Article 179.1 of the Enforcement Regulations of the Commercial Code of Japan, have been prepared in a manner which is necessary to conform them with accounting principles generally accepted in the United States of America. However, under the above provision, some descriptions and notes required under the accounting principles generally accepted in the United States of America are omitted.
(2)	Inventories
Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
Raw materials: Lower of cost or market. Cost is generally determined by the moving average method.
(3)	Investments in securities
The Company accounts for investments in securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”
Held-to-maturity securities: Amortized cost.
Trading securities: Fair value, with unrealized gains and losses included in earnings. Cost is determined by the moving average method.
Available-for-sale securities: Fair value, with unrealized gains and losses reported in other comprehensive income. Cost is determined by the moving average method.
(4)	Depreciation of fixed assets
Property, plant and equipment: Principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method.
Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.
Software for internal use: Capitalized and amortized on a straight-line basis over their estimated useful lives.
(5)	The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Unrecognized prior service benefit and cost, and unrecognized actuarial gain or loss are amortized using the straight-line method over the average remaining service period of active employees.
(6)	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.
(7)	Goodwill and other intangible assets
The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement.
Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
(8)	The doubtful amount deducted from monetary receivables is JPY55,877 million.
(9)	Deferred tax assets included in “other current assets” and “other assets” are JPY281,347 million and JPY325,526 million, respectively. Deferred tax liabilities included in “other current liabilities” and “other liabilities” are JPY2,390 million and JPY37,889 million, respectively.
(10)	Accumulated other comprehensive loss of JPY95,997 million includes: loss on foreign currency exchange adjustments of JPY43,426 million, loss on minimum pension liability adjustments of JPY145,903 million, net unrealized holding gain on available-for-sale securities of JPY92,626 million and net losses on derivatives of JPY706 million.
(11)	Collateralized assets: Cash and cash equivalents of JPY102 million, other current assets of JPY68 million, investments and advances of JPY186 million, land of JPY6,134 million, buildings of JPY6,405 million and machinery and equipment of JPY7,849 million.
(12)	Notes discounted JPY4,478 million
Notes endorsed JPY6,433 million
Guarantees JPY527,7230 million

3. Consolidated Statements of Operations

	Years ended March 31
	2006	2005
	(Millions of yen)
Revenues	9,464,801	9,027,043
Cost of sales	7,387,744	6,961,270

Gross profit	2,077,057	2,065,773
Selling, general and administrative expenses	1,821,045	1,786,718

Operating income	256,012	279,055
Other income	87,593	86,408
Interest income	18,170	13,413
Dividends income	6,421	5,971
Other	63,002	67,024
Other deductions	68,741	100,957
Interest charges	33,265	29,057
Impairment losses for long-lived assets	27,408	26,797
Restructuring charges	4,429	33,307
Other	3,639	11,796

Income before income taxes and minority interests	274,864	264,506
Income taxes	154,348	149,990

Income before minority interests	120,516	114,516
Minority interests	83,196	63,020

Net income	37,320	51,496

Notes:

(1)	Income taxes of JPY154,348 million includes current tax expense of JPY120,533 million and deferred tax expense of JPY33,815 million.
(2)	Net income per share JPY11.20

4. Consolidated Statements of Cash Flows (Supplementary Information)

	Years ended March 31
	2006	2005
	(Millions of yen)
1. Cash flows from operating activities
Net income	37,320	51,496
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	451,170	425,080
Deferred income taxes	33,815	45,310
Loss on disposal of rental assets and other property	8,983	15,202
(Increase) Decrease in receivables	(94,078)	103,246
Increase in inventories	(107,069)	(95,191)
Increase (Decrease) in payables	107,271	(53,785)
Other	253,463	73,998

Net cash provided by operating activities	690,875	565,356

2. Cash flows from investing activities
Decrease in short-term investments	1,104	47,179
Capital expenditures	(382,386)	(368,896)
Purchase of rental assets, net	(433,364)	(443,570)
Proceeds from sale of investments and subsidiaries’ common stock, net	32,074	51,221
Collection of investment in leases	419,956	301,614
Other	(138,746)	(114,536)

Net cash used in investing activities	(501,362)	(526,988)

3. Cash flows from financing activities
Decrease in interest-bearing debt	(203,835)	(39,166)
Dividends paid to stockholders	(36,509)	(34,815)
Dividends paid to minority stockholders of subsidiaries	(17,591)	(16,671)
Other	(3,703)	(8,777)

Net cash used in financing activities	(261,638)	(99,429)

4. Effect of exchange rate changes on cash and cash equivalents	21,665	5,380

5. Net decrease in cash and cash equivalents	(50,460)	(55,681)

6. Cash and cash equivalents at beginning of year	708,715	764,396

7. Cash and cash equivalents at end of year	658,255	708,715

5. Unconsolidated Balance Sheets

	Fiscal 2005 (As of March 31, 2006)	Fiscal 2004 (As of March 31, 2005)
	(Millions of yen)
(ASSETS)
CURRENT ASSETS	1,850,334	1,860,523
Cash	131,808	195,463
Notes receivable	7,529	8,500
Accounts receivable	692,930	654,044
Marketable securities	686	6,218
Money held in trust	86,724	64,592
Finished goods	44,076	41,035
Semi-finished goods	44,732	52,387
Raw materials	35,661	34,766
Work in process	161,226	154,685
Advances paid	29,819	36,121
Short-term loan receivables	373,257	356,508
Deferred tax assets	106,769	109,698
Others	140,024	154,268
Allowance for doubtful receivables	(4,913)	(7,768)
FIXED ASSETS	1,983,935	1,891,998
Tangible fixed assets	347,479	333,804
Buildings	122,274	124,920
Structures	12,536	13,129
Machinery	104,692	95,377
Vehicles	280	244
Tools and equipment	58,546	55,791
Land	45,001	41,232
Construction in progress	4,145	3,107
Intangible fixed assets	172,368	185,575
Software	94,427	101,523
Railway and public utility installation	675	705
Others	77,266	83,346
Investments and others	1,464,087	1,372,618
Investments in affiliated companies	1,066,674	1,072,717
Other marketable securities of affiliated companies	474	287
Investments in securities	277,402	162,794
Long-term loan receivables	16,075	7,551
Deferred tax assets	70,454	96,883
Others	33,014	32,393
Allowance for doubtful receivables	(8)	(10)

TOTAL ASSETS	3,834,270	3,752,522

	Fiscal 2005 (As of March 31, 2006)	Fiscal 2004 (As of March 31, 2005)
	(Millions of yen)
(LIABILITIES)
CURRENT LIABILITIES	1,720,326	1,776,593
Trade accounts payable	632,634	619,376
Short-term debt	26,936	26,331
Commercial paper	80,000	30,000
Current installments of debentures	—	200,000
Other accounts payable	65,912	58,971
Accrued expenses	181,827	191,164
Advances received from customers	181,978	143,222
Deposits received	524,388	473,112
Warranty reserve	15,860	17,392
Reserve for exhibition at The 2005 World Exposition, Aichi, Japan	—	2,685
Others	10,787	14,338
NONCURRENT LIABILITIES	708,713	610,272
Debentures	290,000	190,000
Long-term debt	224,188	224,533
Accrued pension liability	165,580	158,539
Reserve for loss on repurchasing computers	9,958	12,949
Others	18,985	24,250
TOTAL LIABILITIES	2,429,039	2,386,866
(STOCKHOLDERS’ EQUITY)
CAPITAL STOCK	282,033	282,033
CAPITAL SURPLUS	281,758	281,644
Capital reserve	268,709	268,709
Others	13,048	12,934
Gain on disposition of treasury stock	13,048	12,934
RETAINED EARNINGS	784,844	784,484
Earned surplus reserve	70,438	70,438
Voluntary reserve	658,500	684,491
Reserve for software program development	20,281	25,708
Reserve for special depreciation	534	792
Reserve for advanced depreciation of fixed assets	—	304
Special reserve	637,685	657,685
Unappropriated retained earnings	55,905	29,554
UNREALIZED HOLDING GAINS ON SECURITIES	76,394	36,607
TREASURY STOCK	(19,800)	(19,114)
TOTAL STOCKHOLDERS’ EQUITY	1,405,230	1,365,655

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	3,834,270	3,752,522

Notes:

(1)	Inventories Finished goods, semi-finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
Raw materials: Lower of cost or market. Cost is determined by the moving average method.
(2)	Securities and money held in trust
Investments in affiliated companies are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized Holding Gains On Securities.” The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
Money held in trust is stated at fair value.
(3)	Depreciation of tangible fixed assets
Buildings: Straight-line method. Other tangible fixed assets: Declining-balance method.
Accumulated depreciation of tangible fixed assets: JPY964,715 million
(4)	Depreciation of intangible fixed assets
Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.
Other intangible fixed assets: Straight-line method.
(5)	Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of March 31, 2006.
Unrecognized net assets at transition transferred on October 1, 2004, when the Company merged Hitachi Unisia Automotive, Ltd., are amortized by straight-line method over 15 years.
Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees.
Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.
(6)	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(7)	Short-term receivables from affiliated companies	JPY756,392 million
	Long-term receivables from affiliated companies	JPY17,733 million
	Short-term payables to affiliated companies	JPY1,018,908 million
	Long-term payables to affiliated companies	JPY2,800 million
(8)	The difference between acquisition cost and carrying cost of other securities in “Total Stockholders’ Equity,” under Article 124.3 of the Enforcement Regulations of the Commercial Code of Japan, amounted to JPY80,886 million.
(9)	Rights to subscribe for new shares of the Company under Article 280-19.1 of the former Commercial Code of Japan

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	430,000 shares	JPY1,270	8/4/2002 – 8/3/2006
(10)	In addition to the capitalized fixed assets, as significant equipment, the Company utilizes application software and computer manufacturing equipment under the lease arrangements.
(11)	Collateralized assets: Investments in affiliated companies JPY27 million
(12)	Guarantees JPY48,652 million

6. Unconsolidated Statements of Operations

	Years ended March 31
	2006	2005
	(Millions of yen)
Revenues	2,713,331	2,597,496
Cost of sales	2,174,910	2,096,204

Gross profit on sales	538,420	501,292

Selling, general and administrative expenses	537,365	506,986

Operating income (loss)	1,054	(5,694)

Non-operating income	98,121	87,863
Interest and dividends	80,302	77,422
Others	17,819	10,441
Non-operating expenses	56,484	59,886
Interest	10,484	11,007
Others	46,000	48,878

Ordinary income	42,691	22,282

Extraordinary gain	57,415	63,140
Gain on sale of affiliated companies’ common stock	27,148	41,874
Gain on sale of investments in securities	18,618	11,895
Gain on sale of real property	11,648	—
Gain on sale of land	—	9,369
Extraordinary loss	63,139	66,140
Impairment loss on affiliated companies’ common stock and investments	56,433	—
Extraordinary loss on restructuring charges	3,829	46,258
Loss on impairment of assets	2,876	19,882

Net income before income taxes	36,966	19,281
Income taxes
Current	(2,258)	(6,961)
Deferred	2,220	15,898

Net income	37,005	10,344
Unappropriated retained earnings at the beginning of the period	37,221	37,348
Interim dividends paid	18,321	18,138

Unappropriated retained earnings at the end of the period	55,905	29,554

Notes:

(1)	Extraordinary loss on restructuring charges of JPY3,829 million relates mainly to restructuring of affiliated companies.
(2)	Loss on impairment of assets
(i)	Summary of long-lived assets on which impairment loss is recognized.

Use	Category	Location
Long-lived assets to be held and used	Tools and equipment, software, other intangible fixed assets, etc.	Hadano, Kanagawa Totsuka-ku, Yokohama Other
(ii)	Reason to recognize loss on impairment of assets
The Company recognized the impairment loss because irrecoverable amounts for investments in above long-lived assets to be held and used are estimated due to the realignment of products portfolio and declining of profitability.
(iii)	Amount of impairment loss
Because irrecoverable amounts are estimated for the above long-lived assets to be held and used, the amount of book value of them are decreased until the amount of memorandum value and such amount of decrease is recognized as impairment loss.
The detail of the amount of impairment loss is as follows.

Machinery	JPY440 million
Tools and equipment	JPY660 million
Software	JPY602 million
Other intangible fixed assets	JPY1,014 million
Other	JPY158 million
Total	JPY2,876 million
(iv)	Method of grouping long-lived assets
Grouping of assets are principally based on either division or place of business.

(3)	Sales to affiliated companies	JPY897,518 million
	Purchases from affiliated companies	JPY1,611,996 million
	Non-operating transactions with affiliated companies	JPY149,437 million
(4)	Net income per share JPY11.11

7. Appropriation of Retained Earnings

Appropriation of Retained Earnings

Yen
Unappropriated retained earnings at the end of the period	55,905,152,143
Reversal of reserve for software program development	5,418,833,303
Reversal of reserve for special depreciation	221,824,094
Total	61,545,809,540
Unappropriated retained earnings disposed of:
Cash dividends (JPY5.50 per share)	18,319,646,186
Special reserve	6,000,000,000
Unappropriated retained earnings carried forward to the following period	37,226,163,354

Notes:

(1)	The amount of cash dividends is calculated after deducting 37,281,295 shares of treasury stock.
(2)	Reserve for software program development and reserve for special depreciation are made in accordance with the Special Taxation Measurement Law.

Policy and Reasons of Appropriation of Retained Earnings

Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for making investments in plant and equipment and R&D that are essential for maintaining competitiveness and improving profitability based on medium- and long-term plans, as well as to ensure the stable growth of dividends. Hitachi has adopted a flexible stance toward supplementing dividends with the repurchase of its own shares, taking its business plans and financial condition, market conditions and other factors into consideration in this respect. In addition, Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value.

For the 137th business term, although unconsolidated basis net income improved compared to the preceding fiscal year, it does not get to sufficient level yet. Therefore, in order to reserve funds for investments in plant and equipment and R&D which is necessary for the Company’s business and in order to maintain the equity ratio to the targeted level, the Company decided to pay the year-end dividend of 5.5 yen per share, the same as the preceding year, taking into account various factors including its financial position, profit level and payout ratio, etc.

The Company paid the interim dividend of 5.5 yen per share on December 1, 2005.

8. Transcript of Accounting Auditors’ Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 17, 2006

To	Mr. Kazuo Furukawa, President

Hitachi, Ltd.

Ernst & Young ShinNihon

Shitei Shain

Gyomu Shikko Shain    CPA    Hideo Doi

Shitei Shain

Gyomu Shikko Shain    CPA    Naomitsu Hirayama

Shitei Shain

Gyomu Shikko Shain    CPA    Satoshi Fukui

We have audited the consolidated balance sheet and the consolidated statement of operations of Hitachi, Ltd. for the 137th business year ended March 31, 2006 for the purpose of reporting under Article 21-32, paragraph 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinion thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the consolidated financial statements or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinion. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion, the above consolidated financial statements fairly present the financial position and the results of operations of the Company and its consolidated subsidiaries in conformity with related laws, regulations and the Articles of Incorporation of the Company.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

9. Transcript of Audit Committee’s Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Audit Committee of the Company, audited the consolidated balance sheet and the consolidated statement of operations of the Company (hereinafter referred to as the “Consolidated Financial Statements”) during the 137th business term from April 1, 2005 to March 31, 2006. As a result, we hereby report as follows:

1. Method of Audit in Outline

We monitored and examined, in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, the Consolidated Financial Statements, by receiving reports or hearing from the Executive Officers, etc. and from the Company’s Accounting Auditors.

2. Result of Audit

We are of the opinion that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon, are appropriate.

May 18, 2006

Audit Committee, Hitachi, Ltd.
Yoshiki Yagi (Standing)
Kotaro Muneoka (Standing)
Ginko Sato
Hiromichi Seya
Toshiro Nishimura

Note:	Ms. Ginko Sato, Mr. Hiromichi Seya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in the proviso clause of Article 21-8.4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha (hereinafter referred to as the “Special Exceptions Law”)

10. Transcript of Accounting Auditors’ Audit Report on Unconsolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 17, 2006

To	Mr. Kazuo Furukawa, President

Hitachi, Ltd.

Ernst & Young ShinNihon

Shitei Shain

Gyomu Shikko Shain    CPA    Hideo Doi

Shitei Shain

Gyomu Shikko Shain    CPA    Naomitsu Hirayama

Shitei Shain

Gyomu Shikko Shain    CPA    Satoshi Fukui

We have audited the balance sheet, the statement of operations, the business report, the statement of proposed appropriation of retained earnings, and the related schedules of Hitachi, Ltd. for the 137th business year ended March 31, 2006 for the purpose of reporting under Article 21-26, paragraph 4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and subsidiaries. Management of the Company is responsible for preparing such financial statements and their supporting schedules and our responsibility is to express our opinions thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion,

(1)	the balance sheet and the statement of operations fairly present the financial position and the results of operations of the Company in conformity with related laws, regulations and the Articles of Incorporation of the Company,

(2)	the business report, as far as the accounting data included such report are concerned, presents fairly the status of the Company in conformity with related laws, regulations and the Articles of Incorporation of the Company,

(3)	the statement of proposed appropriation of retained earnings has been prepared in conformity with related laws, regulations and the Articles of Incorporation of the Company, and

(4)	the supporting schedules, as far as the accounting data included in such schedules are concerned, have nothing to be pointed out pursuant to the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

11. Transcript of Audit Committee’s Audit Report on Unconsolidated Financial Statements

AUDIT REPORT

We, the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 137th business term from April 1, 2005 to March 31, 2006. As a result, we hereby report as follows:

1.	Method of Audit in Outline

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the “Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha” (hereinafter referred to as the “Special Exceptions Law”) and Article 193 of the Enforcement Regulations of the Commercial Code of Japan and the system in general concerning the internal control of the Company established thereunder, and in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee and in collaboration with the relevant departments, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, and received reports or heard from the subsidiaries on their business operations and made investigation into the state of their activities and property when necessary. In addition, we received from the Company’s Accounting Auditors reports on and accounts of their audit and examined the financial statements and the supporting schedules based on such reports and accounts.

With respect to competitive transactions by Directors or Executive Officers, transactions involving conflicting interests between Directors or Executive Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we, in addition to the aforementioned method of audit, required Directors or Executive Officers, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.

2.	Results of Audit

We are of the opinion:

(1)	that the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the Special Exceptions Law and Article 193 of the Enforcement Regulations of the Commercial Code of Japan are appropriate;

(2)	that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon are proper;

(3)	that the business report fairly presents the state of the Company in accordance with the law, regulations and the Articles of Incorporation;

(4)	that the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(5)	that the supporting schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and

(6)	that in connection with the performance by Directors or Executive Officers of their duties, including the subsidiaries’ affairs, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to competitive transactions by Directors or Executive Officers, transactions involving conflicting interests between Directors or Executive Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we find no breach by Directors and Executive Officers of their duties.

May 18, 2006

Audit Committee, Hitachi, Ltd.
Yoshiki Yagi (Standing)
Kotaro Muneoka (Standing)
Ginko Sato
Hiromichi Seya
Toshiro Nishimura

Note:	Ms. Ginko Sato, Mr. Hiromichi Seya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in the proviso clause of Article 21-8.4 of the Special Exceptions Law.

(Supplementary Information on Consolidated Basis)

Percentage to Total Revenues by Industry Segment

Year ended March, 31, 2006
Revenues
Information & Telecommunication Systems	21%
Electronic Devices	11
Power & Industrial Systems	25
Digital Media & Consumer Products	12
High Functional Materials & Components	15
Logistics, Services & Others	11
Financial Services	5
Total	100%

Note:	The calculation of the percentage to total revenues by industry segment is on the basis including intersegment transactions and excluding corporate items and eliminations.

Revenues by Market

	Years ended March 31
	2005(A)	2006(B)		(B) / (A)
	(Billions of yen)		Percentage to total
Domestic revenues	5,749.6	5,825.1	62%	101%
Overseas revenues
Asia	1,406.8	1,619.2	17	115
North America	901.8	968.9	10	107
Europe	709.7	748.4	8	105
Other Areas	258.9	302.9	3	117
Subtotal	3,277.4	3,639.6	38	111

Total	9,027.0	9,464.8	100	105

Five-Year Summary

	Years ended March 31
	2002	2003	2004	2005	2006
	(Billions of yen)
Overseas revenues	2,549.1	2,645.2	2,977.5	3,277.4	3,639.6
Percentage to total revenues	32%	32%	34%	36%	38%
Capital investment (excluding leasing assets)	414.1	328.4	296.1	382.1	397.4
Capital investment (leasing assets)	442.1	459.0	520.3	577.4	557.2
R&D expenditure	415.4	377.1	371.8	388.6	405.0
Stockholders’ equity per share (yen)	690	551	657	693	753
Return on equity	-18.7%	1.3%	0.8%	2.3%	1.5%

Note:	The calculation of the return on equity is based on the average of the stockholders’ equity at the beginning and at the end of each fiscal year.

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

June 27, 2006

Report on the Matters Reported and Resolutions Adopted

at the 137th Ordinary General Meeting of Shareholders

Dear Shareholders:

We take pleasure in informing you that the following items were reported and resolved, respectively, at our 137th Ordinary General Meeting of Shareholders held today.

Reporting Matters

(1)	Report on the Business Report, the Statement of Operations and the Appropriation of Retained Earnings for the 137th Business Term (from April 1, 2005 to March 31, 2006), the Balance Sheet as of March 31, 2006 and the repurchase of the Company’s own shares

(2)	Report on the Consolidated Balance Sheet as of March 31, 2006, the Consolidated Statement of Operations for the 137th Business Term (from April 1, 2005 to March 31, 2006), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

The above Financial Statements, the Consolidated Financial Statements and the results of the audit on the Consolidated Financial Statements were reported.

The Company reported that it was decided to pay a dividend of 5.5 yen per share based on its policy on appropriation of retained earnings in light of the Company’s business results, financial conditions, profit level, dividend payout ratio and other relevant factors.

Matters to Be Resolved

Item No. 1 Amendment to the Articles of Incorporation

It was approved as proposed and the Articles of Incorporation of the Company was amended such as:

(1)	Less-than-one-unit shareholders hold only rights of receiving economic benefit such as receiving distribution of surplus;

(2)	The Company may post reference documents and other relevant information for the General Meetings of Shareholders to its website;

(3)	Each proxy chosen to exercise voting rights shall be an individual;

(4)	Matters that require resolutions in a meeting of the Board of Directors may be resolved without holding a meeting if all Directors express unanimous consent on such matters; and

(5)	The term of office of Executive Officers shall expire on the last day of the business year.

In addition, modifications were made in accordance with the enactment of the Company Law (Law No. 86-2005) and relevant laws and regulations such as amendment of provisions, change in reference to statutory provisions and change in wording.

Item No. 2 Election of 14 Directors due to expiration of the term of office of all Directors

These following persons were re-elected and assumed their offices forthwith.

Yoshiki Yagi

Etsuhiko Shoyama

Takashi Miyoshi

Ginko Sato

Hiromichi Seya

Akira Chihaya

Isao Uchigasaki

Takashi Kawamura

Yoshiro Kuwata

Masayoshi Hanabusa

Ryuichi Seguchi

The following persons were newly elected and assumed their offices forthwith.

Kazuo Furukawa

Tadamichi Sakiyama

Tohru Motobayashi

Very truly yours,

Kazuo Furukawa

President

NOTICE

At the Company’s Board of Directors meeting held after the 137th Ordinary General Meeting of Shareholders, Board Director (Chair) was elected and the members of the Nominating Committee, the Audit Committee and the Compensation Committee were appointed as follows. Executive Officers are as follows.

Board of Directors

Board Director (Chair)		Yoshiki Yagi
Director	*	Etsuhiko Shoyama
Director	*	Kazuo Furukawa
Director		Tadamichi Sakiyama
Director	*	Takashi Miyoshi
Director	**	Ginko Sato
Director	**	Hiromichi Seya
Director	**	Akira Chihaya
Director	**	Tohru Motobayashi
Director		Isao Uchigasaki
Director		Takashi Kawamura
Director		Yoshiro Kuwata
Director		Masayoshi Hanabusa
Director		Ryuichi Seguchi

The Directors marked with * concurrently hold the position of Executive Officers. The Directors marked with ** are outside Directors who fulfill the qualification requirements as provided for in Article 2 item 15 of the Company Law. Members of each committee are as follows.

Nominating Committee:	Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Tohru Motobayashi, Masayoshi Hanabusa (Chair)

Audit Committee:	Yoshiki Yagi (Chair), Tadamichi Sakiyama, Ginko Sato, Hiromichi Seya, Akira Chihaya

Compensation Committee:	Kazuo Furukawa, Hiromichi Seya, Akira Chihaya, Tohru Motobayashi, Masayoshi Hanabusa (Chair)

Executive Officers

Representative Executive Officer Chairman	Etsuhiko Shoyama
Representative Executive Officer President	Kazuo Furukawa
Representative Executive Officer Executive Vice President and Executive Officer	Michiharu Nakamura
Executive Vice President and Executive Officer	Hiroaki Nakanishi
Representative Executive Officer Executive Vice President and Executive Officer	Takashi Hatchoji
Representative Executive Officer Executive Vice President and Executive Officer	Takashi Miyoshi
Representative Executive Officer Senior Vice President and Executive Officer	Tadahiko Ishigaki
Senior Vice President and Executive Officer	Kunihiko Ohnuma
Senior Vice President and Executive Officer	Manabu Shinomoto
Senior Vice President and Executive Officer	Taiji Hasegawa
Senior Vice President and Executive Officer	Kazuhiro Mori
Senior Vice President and Executive Officer	Shozo Saito
Senior Vice President and Executive Officer	Junzo Kawakami
Senior Vice President and Executive Officer	Minoru Tsukada
Vice President and Executive Officer	Akira Maru
Vice President and Executive Officer	Gaku Suzuki
Vice President and Executive Officer	Naoya Takahashi
Vice President and Executive Officer	Junzo Nakajima
Vice President and Executive Officer	Kazuhiro Tachibana
Vice President and Executive Officer	Makoto Ebata
Vice President and Executive Officer	Masahiro Hayashi
Vice President and Executive Officer	Koichiro Nishikawa
Vice President and Executive Officer	Shinjiro Kasai
Vice President and Executive Officer	Hiroyuki Fukuyama

Note:	The responsibilities of each Executive Officer are stated in the Business Report for the 137th business term (http://www.hitachi.co.jp/IR/report/business/index.html).